Exhibit 99.2

Annual Report 2017

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200 000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

COMBINATION WITH SAB

On 10 October 2016, AB InBev announced the completion of the Belgian Merger and the successful completion of the business combination with the former SABMiller Group (“SAB”).

The combined company has operations in virtually every major beer market and an expanded portfolio that includes global, multi-country and local brands, providing more choices for consumers around the world. Following the combinations with SAB, AB InBev benefits from a geographically diversified platform, with a stronger presence in key emerging regions with attractive growth prospects, such as Africa and Latin America. The growth opportunities in these developing markets complement the stability and strength of the company’s strong existing presence in developed markets.

As a result of the Belgian merger, which was the final step in completion of the combination, the former AB InBev merged into Newbelco, and Newbelco has become the holding company for the combined former AB InBev and SAB groups. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Newbelco has been renamed Anheuser-Busch InBev, and the former AB InBev has been dissolved by operation of Belgian law.

The shares in the former AB InBev were delisted from Euronext Brussels, the Bolsa Mexicana de Valores and the Johannesburg Stock Exchange. The new ordinary shares were admitted to listing and trading on Euronext Brussels, the Johannesburg Stock Exchange and the Bolsa Mexicana de Valores at the opening of business in each market on 11 October 2016. In addition, ADSs trading on the New York Stock Exchange, each of which used to represent one ordinary share of the former AB InBev, now each represent one new ordinary share, effective as of the opening of business in New York on 11 October 2016.

The share capital of AB InBev now amounts to 1 238 608 344 euro. It is represented by 2 019 241 973 shares without nominal value, of which 85 541 785 are held in treasury by AB InBev and its subsidiaries as at 31 December 2017. All shares are new ordinary shares, except for 325 999 817 restricted shares.

Following the combination, AB InBev is consolidating SAB and reporting the results of the retained SAB operations in its income statement as of the fourth quarter 2016.

RECENT EVENTS

Completion of the disposal of the former SAB Central and Eastern European business

On 31 March 2017, the company announced the completion of the divestiture of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania (the “CEE Business”) for a transaction value of 7.3 billion euro on a cash free/debt free basis. The results of the CEE Business were presented as part of “Results from discontinued operations” until the completion of the disposal.

Disposal of the company’s interest in Distell Group Limited to the Public Investment Corporation

On 12 April 2017, the company announced the completion of the sale of its entire indirect shareholding in Distell Group Limited to the Public Investment Corporation Limited, acting on behalf of the Government Employees Pension Fund. The sale was required as a condition of the South African Competition Tribunal’s approval on 30 June 2016 of the business combination between AB InBev and SAB.

Repayment of 8 billion US dollar Term Loan due 2021

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Loan due 2021. On 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB.

Extension of 9.0 billion US Dollar 2010 senior facilities

AB InBev extended its 9.0 billion US dollar 2010 senior facilities by two years, effective on 3 October 2017. The new maturity date of the facility is 30 August 2022.

Completion of CCBA disposal

On 4 October 2017, the company announced the completion of the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion US dollar, after customary adjustments. AB InBev stopped consolidating CCBA in its consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition AB InBev and The Coca-Cola Company continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire AB InBev’s interest in, or the bottling operations of, its businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Combination of the AB InBev and Anadolu Efes Russia and Ukraine businesses

On 9 August 2017, the company announced it had reached a non-binding agreement with Anadolu Efes (IST: AEFES), the leading brewer in Turkey, regarding a 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses.

The announcement of this non-binding agreement follows AB InBev’s acquisition of a 24% stake in Anadolu Efes as part of the company’s combination with SAB, which completed in October 2016. The transaction remains conditional on the completion of satisfactory due diligence and is subject to regulatory approvals in Russia and Ukraine.

This intended combination of the companies’ operations in Russia and Ukraine would strengthen the competitive position of both AB InBev’s and Anadolu Efes’ brands in these markets, with the potential for further growth. The combined business’ ambitions would be to lead the Russian and Ukrainian markets, with a diverse portfolio of brands and a broader range of beers for consumers. In addition, the combination would enhance AB InBev’s existing relationship with Anadolu Efes and the value of its stake in Anadolu Efes.

Following the closing of the intended transaction, the combined business would be fully consolidated in the Anadolu Efes financial accounts. As a result, AB InBev would stop consolidating its operations in Russia and Ukraine and account for its investment resulting from this transaction under the equity method.

The transaction is expected to complete during the first half of 2018. Until completion of the transaction, both AB InBev and Anadolu Efes’ businesses in Russia and Ukraine remain separate and continue business as usual.

Cervecería Nacional Dominicana S.A. (“CND”) put option

On 1 December 2017, Ambev announced that E. León Jimenes S.A. (“ELJ”) partially exercised its option to sell approximately 30% of the shares of Cervecería Nacional Dominicana S.A. (“CND”) for an amount of 0.9 billion US dollar. The put option was included in the 2012 shareholders’ agreement between Ambev and ELJ. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2016 consolidated volumes and results up to Normalized EBIT on a 2016 Reference base and as such these financials are included in the organic growth calculation. The 2016 Reference base includes, for comparative purposes, the results of SAB business from the 1st January 2016.

The tables in this management report provide the segment information per region for the period ended 31 December 2017 and 2016 in the format up to Normalized EBIT level that is used by management to monitor performance. The differences between the 2016 Reference base and the 2016 income statement as Reported represent the effect of the combination with SAB. The profit, cash flow and balance sheet are presented as Reported in 2016. The results of the CEE Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2017	%	2016 Reported	%	2016 Reference base	%

Revenue[1]	56 444	100%	45 517	100%	53 942	100%
Cost of sales	(21 386)	38%	(17 803)	39%	(21 166)	39%

Gross profit	35 058	62%	27 715	61%	32 776	61%
SG&A	(18 099)	32%	(15 171)	33%	(18 111)	34%
Other operating income/(expenses)	854	2%	732	2%	855	2%

Normalized profit from operations (Normalized EBIT)	17 814	32%	13 276	29%	15 520	29%
Non-recurring items	(662)	-	(394)	-

Profit from operations (EBIT)	17 152	30%	12 882	28%

Depreciation, amortization and impairment	4 270	8%	3 477	8%	4 113	8%
Normalized EBITDA	22 084	39%	16 753	37%	19 633	36%
EBITDA	21 429	38%	16 360	36%

Normalized profit attributable to equity holders of AB InBev	7 967	14%	4 853	11%
Profit from continuing operations attributable to equity holders of AB InBev	7 968	14%	1 193	3%
Profit attributable to equity holders of AB InBev	7 996	14%	1 241	3%

Million US dollar	2017	2016

Operating activities
Profit	9 183	2 769
Interest, taxes and non-cash items included in profit	12 484	13 572
Cash flow from operating activities before changes in working capital and use of provisions	21 667	16 341

Change in working capital	219	173
Pension contributions and use of provisions	(616)	(470)
Interest and taxes (paid)/received	(5 982)	(5 977)
Dividends received	142	43
Cash flow from operating activities	15 430	10 110

Investing activities
Net capex	(4 124)	(4 768)
Acquisition of SAB, net of cash acquired	-	(65 166)
Net of tax proceeds from SAB transaction-related divestitures	8 248	16 342
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(556)	(792)
Net of tax proceeds from the sale of assets held for sale	16	146
Proceeds from the sale/(acquisition) of investment in short-term debt securities	4 337	(5 583)
Other	(67)	(256)
Cash flow from investing activities	7 854	(60 077)

Financing activities
Dividends paid	(9 275)	(8 450)
Net (payments on)/proceeds from borrowings	(9 981)	62 675
Other (including net finance (cost)/income other than interest)	(1 748)	(3 494)
Cash flow from financing activities	(21 004)	50 731

Net increase/(decrease) in cash and cash equivalents	2 280	764

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

Given the transformational nature of the combination with SAB, that closed on 10 October 2016, the company updated its 2016 segment reporting for purposes of results announcements and internal review by senior management. This presentation includes, for comparative purposes, the results of SAB from the 1st January 2016.

AB InBev is presenting its results under six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

For further information on the basis under which the Reference Base was prepared, please refer to section Adjusted segment information presented in the 2016 Management Report.

The tables in this management report provide the segment information per region for the period ended 31 December 2017 and 2016 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of AB InBev’s underlying performance the company is presenting in this management report the 2016 consolidated volumes and results down to Normalized EBIT on a 2016 Reference base and as such these financials are included in the organic growth calculation.

The profit, cash flow and balance sheet are presented as Reported in 2016.

The tables below provide a summary of the performance of AB InBev for the period ended 31 December 2017 and 2016 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2016 Reference Base	Scope[1]	Currency translation	Organic growth	2017	Organic growth %

Volumes	615 880	(4 382)	-	1 073	612 572	0.2%
Revenue	53 942	(784)	601	2 685	56 444	5.1%
Cost of sales	(21 166)	521	(211)	(529)	(21 386)	(2.6)%
Gross profit	32 776	(263)	390	2 155	35 058	6.7%
SG&A	(18 111)	(58)	(217)	288	(18 099)	1.6%
Other operating income/(expenses)	855	(94)	36	58	854	7.6%
Normalized EBIT	15 520	(415)	208	2 501	17 814	16.5%
Normalized EBITDA	19 633	(373)	255	2 569	22 084	13.4%
Normalized EBITDA margin	36.4%				39.1%	288 bps

In 2017 AB InBev delivered normalized EBITDA growth of 13.4%, while its normalized EBITDA margin increased 288 bps, reaching 39.1%.

Consolidated volumes grew by 0.2%, with own beer volumes growing 0.6% and non-beer volumes decreasing 3.1%.

Consolidated revenue grew by 5.1% to 56 444m US dollar, with revenue per hectoliter increasing 5.1%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 5.1%. Combined revenues of the three global brands, Budweiser, Stella Artois and Corona grew 9.8% and 16.8 % outside of their respective home markets. Budweiser remains the world’s most valuable brand, generating strong results in China, Brazil and South Korea with 4.1% revenue growth. Stella Artois continued its long-term trajectory, with revenue growth of 12.8% driven by sales in North America, repatriation in Australia and its entry into South Africa and other new markets. Corona grew by 19.9% globally, led by Mexico, China, Australia and Argentina.

Consolidated Cost of Sales (CoS) increased by 2.6% and by 2.6% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased by 3.1%..

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes the company’s global headquarters and the export businesses which have not been allocated to the company’s regions, are shown separately.

Thousand hectoliters	2016 Reference Base	Scope	Organic growth	2017	Organic growth %

North America	116 890	423	(3 817)	113 496	(3.3)%
Latin America West	108 995	(98)	1 729	110 625	1.6%
Latin America North	119 757	(25)	(358)	119 374	(0.3)%
Latin America South	32 158	-	1 904	34 062	5.9%
EMEA	134 821	(4 157)	1 027	131 692	0.9%
Asia Pacific	101 320	148	518	101 986	0.5%
Global Export and Holding Companies	1 939	(673)	70	1 336	5.5%
AB InBev Worldwide	615 880	(4 382)	1 073	612 572	0.2%

1 See Glossary.

North America total volumes decreased 3.3%. The company estimates that the United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.3%. On the same basis, the company estimates that its shipment volumes in the United States and its beer sales-to-retailers declined by 3.5% and 3.0% respectively. The Above Premium brand portfolio had a strong year, gaining 45 bps of share. Michelob Ultra led the growth in this segment, with volumes up by double-digits, continuing its run as the top share gainer in the US for the eleventh consecutive quarter. Stella Artois had a solid year as well, gaining share each quarter. The regional craft portfolio also performed well this year, growing volume and share. In the Premium and Premium Light segments, the company underperformed the industry with an estimated total market share loss of 40 bps for Budweiser and 85 bps for Bud Light. Budweiser saw improved brand health and consideration trends, as it amplified key cultural moments throughout the year. While the company continues to face challenges on Bud Light, it saw some encouraging signs. In the second half of 2017, the brand was prevalent across US pop-culture with its highly popular “Dilly-Dilly” campaign, making it the leading beer in social conversation in the fourth quarter and solidifying the brand’s “Famous Among Friends” positioning.

Canada faced a challenging industry environment, however Bud Light remains the fastest growing brand in Canada, completing its 22nd consecutive year of market share growth. The portfolio mix continues to improve, bolstered by growth in craft portfolio and Stella Artois.

Latin America West total volumes increased 1.6%. The company delivered another solid year in Mexico, with volumes up mid-single digits. The full brand portfolio performed well throughout the year. Victoria built upon its strong momentum, driven by the ongoing success of its Mexican heritage positioning. Corona also performed well and Bud Light continued to grow volumes throughout the country, leveraging successful sports and music activations. In Colombia, non-beer volumes performed very well, growing by 10.3% in the year as a result of commercial initiatives and a favorable comparable, while beer volumes declined by 4.2% due to a challenging macroeconomic environment and tough comparable in the first half of 2017. Peru volumes were up low single digits, as a result of the company’s commercial plans, with Cristal leveraging a key cultural moment by capitalizing on the country’s World Cup qualification. Ecuador’s volumes increased by low single-digits helped by packaging innovations as well as the launch of the three global brands, the company gained share of total alcohol this year and offered consumers more choice across a variety of price points.

Latin America North total volumes decreased 0.3%. The business in Brazil recovered well throughout the year and delivered its strongest results in the fourth quarter. For the full year, beer volume grew by 0.7% whereas the beer industry was slightly negative and soft drinks volumes declined by 4.3%. The premium portfolio continued broad-based, double-digit growth this year fueled by our three global brands, especially Budweiser.

Latin America South total volumes increased 5.9%. Argentina delivered a very strong performance, with volumes growing high single digit, fueled by the repositioning of Brahma as well as the successful launch of Quilmes Clásica and the accelerated growth of the premium portfolio led by Stella Artois, Corona and local craft brand Patagonia. The soft drink portfolio also performed well as a result of a new commercial and portfolio strategy, achieving its best result in more than six years.

EMEA total volumes increased 0.9% and own beer volumes increased 2.3%. In South Africa, beer volumes grew by 0.9%. The high end portfolio, led by Stella Artois, Corona and the recent seeding of Budweiser, showed consistent growth in volumes and market share, finishing the year with triple-digit growth. In the near beer segment, Flying Fish recorded over 60% growth. In the core plus segment, Castle Lite had another year of consistent growth. In Africa excluding South Africa, own beer volumes grew in the mid-teens this year. Own beer volumes grew double digit in the majority of the markets, including Nigeria, Tanzania, Uganda and Zambia as the company continues to expand the offerings to consumers through both affordability and premiumization strategies. Western Europe total volumes grew by 3.2%, achieving market share gains in the majority of the markets. The UK performed especially well, resulting from a strong commercial performance mainly related to the company’s three global brands. In Eastern Europe, total volumes declined by mid single digits this year driven by the ongoing headwind of the large PET ban in Russia affecting the total industry. However, global and premium brands performed well throughout the year.

Asia Pacific total volumes increased 0.5%. In China, the company continued premiumization driving volume growth of 1.1% in an industry that is estimated to have declined. The company’s brand portfolio benefited from strong consumer preference for premium brands. Budweiser grew nationally with some notable successes this year, including establishing itself as the leading beer brand in sales in e-commerce while in the core plus segment, Harbin Ice outperformed the industry nationally. The super premium portfolio, led by Corona, Hoegaarden, and Franziskaner, accelerated its growth throughout the year, with volumes almost doubling versus last year, establishing the company as market leader in all super premium beer styles in China. In Australia, the Great Northern franchise became the number one brand by volume this year as the company continues to fuel growth by addressing shifting consumer preferences. Global brands accelerated their growth throughout the year with volumes up in the mid-teens, driven by distribution gains as well as commercial activations.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2017 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	615 880	(4 382)	-	1 073	612 572	0.2%
Revenue	53 942	(784)	601	2 685	56 444	5.1%
Cost of sales	(21 166)	521	(211)	(529)	(21 386)	(2.6)%
Gross profit	32 776	(263)	390	2 155	35 058	6.7%
SG&A	(18 111)	(58)	(217)	288	(18 099)	1.6%
Other operating income/(expenses)	855	(94)	36	58	854	7.6%
Normalized EBIT	15 520	(415)	208	2 501	17 814	16.5%
Normalized EBITDA	19 633	(373)	255	2 569	22 084	13.4%
Normalized EBITDA margin	36.4%				39.1%	288 bps

NORTH AMERICA	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	116 890	423	-	(3 817)	113 496	(3.3)%
Revenue	15 698	145	22	(277)	15 588	(1.8)%
Cost of sales	(5 858)	(95)	(7)	183	(5 777)	3.1%
Gross profit	9 841	49	16	(94)	9 811	(1.0)%
SG&A	(4 438)	(66)	(9)	152	(4 361)	3.4%
Other operating income/(expenses)	39	-	-	(3)	36	(7.4)%
Normalized EBIT	5 441	(16)	7	54	5 486	1.0%
Normalized EBITDA	6 250	(10)	8	81	6 329	1.3%
Normalized EBITDA margin	39.8%				40.6%	124 bps

LATIN AMERICA WEST	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	108 995	(98)	-	1 729	110 625	1.6%
Revenue	8 595	(13)	14	642	9 238	7.5%
Cost of sales	(2 488)	7	3	(77)	(2 555)	(3.1)%
Gross profit	6 107	(5)	17	565	6 683	9.3%
SG&A	(2 842)	(53)	1	17	(2 876)	0.6%
Other operating income/(expenses)	105	(50)	-	33	89	59.3%
Normalized EBIT	3 370	(107)	18	615	3 896	18.9%
Normalized EBITDA	3 983	(109)	18	620	4 512	16.0%
Normalized EBITDA margin	46.3%				48.8%	358 bps

LATIN AMERICA NORTH	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	119 757	(25)	-	(358)	119 374	(0.3)%
Revenue	8 630	(3)	624	524	9 775	6.1%
Cost of sales	(3 239)	1	(236)	(269)	(3 744)	(8.3)%
Gross profit	5 391	(3)	389	254	6 031	4.7%
SG&A	(2 701)	(42)	(201)	(116)	(3 060)	(4.2)%
Other operating income/(expenses)	330	(2)	25	7	361	2.1%
Normalized EBIT	3 020	(46)	213	145	3 332	4.9%
Normalized EBITDA	3 790	(46)	267	170	4 180	4.5%
Normalized EBITDA margin	43.9%				42.8%	(63) bps

LATIN AMERICA SOUTH	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	32 158	-	-	1 904	34 062	5.9%
Revenue	2 850	-	(230)	743	3 363	26.1%
Cost of sales	(927)	-	73	(354)	(1 207)	(38.2)%
Gross profit	1 923	-	(157)	389	2 156	20.2%
SG&A	(704)	(8)	57	(126)	(781)	(17.7)%
Other operating income/(expenses)	20	-	(1)	(6)	13	(29.6)%
Normalized EBIT	1 240	(8)	(101)	257	1 388	20.9%
Normalized EBITDA	1 431	(8)	(115)	287	1 595	20.1%
Normalized EBITDA margin	50.2%				47.4%	(234) bps

EMEA	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	134 821	(4 157)	-	1 027	131 692	0.9%
Revenue	9 700	(128)	207	565	10 344	6.3%
Cost of sales	(4 381)	(19)	(73)	(136)	(4 609)	(3.5)%
Gross profit	5 319	(147)	134	429	5 735	8.6%
SG&A	(3 197)	(4)	(80)	(54)	(3 336)	(1.8)%
Other operating income/(expenses)	42	(2)	5	63	108	154.7%
Normalized EBIT	2 163	(153)	58	438	2 507	21.8%
Normalized EBITDA	2 903	(112)	74	485	3 349	17.9%
Normalized EBITDA margin	29.9%				32.4%	331 bps

ASIA PACIFIC	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	101 320	148	-	518	101 986	0.5%
Revenue	7 250	44	(36)	546	7 804	7.5%
Cost of sales	(3 293)	(36)	28	99	(3 201)	3.0%
Gross profit	3 958	8	(8)	645	4 603	16.3%
SG&A	(2 747)	(61)	24	49	(2 735)	1.7%
Other operating income/(expenses)	163	(1)	(3)	8	168	4.8%
Normalized EBIT	1 374	(53)	14	701	2 035	53.0%
Normalized EBITDA	2 114	(64)	2	643	2 695	31.2%
Normalized EBITDA margin	29.2%				34.5%	625 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2016 Reference Base	Scope	Currency translation	Organic growth	2017	Organic growth %

Volumes	1 939	(673)	-	70	1 336	5.5%
Revenue	1 218	(828)	-	(58)	332	(14.8)%
Cost of sales	(980)	663	(1)	25	(292)	8.0%
Gross profit	238	(165)	(1)	(33)	40	(42.4)%
SG&A	(1 482)	174	(9)	367	(950)	28.9%
Other operating income/(expenses)	155	(41)	9	(44)	79	(38.9)%
Normalized EBIT	(1 089)	(31)	-	290	(830)	26.9%
Normalized EBITDA	(837)	(24)	1	283	(577)	34.4%

REVENUE

Consolidated revenue grew 5.1% to 56 444m US dollar with revenue per hectoliter increasing 5.1%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 5.1%, driven by the company’s revenue management and brand mix as the company continues to implement its premiumization strategy around the world.

COST OF SALES

Cost of Sales (CoS) increased 2.6% or 2.6% on a per hectoliter basis. The increase in cost of sales was driven primarily by unfavorable transactional foreign exchange impacts, partially offset by synergy capture. On a constant geographic basis CoS per hectoliter increased by 3.1%.

OPERATING EXPENSES

Total operating expenses decreased 2.0% in 2017:

●

Selling, General & Administrative Expenses (SG&A) decreased by 1.6%, with incremental investments behind the company’s global brands and premium portfolio more than offset by synergy capture and optimization of the company’s commercial investments.

●	Other operating income increased by 7.6% in 2017, due to the sale of non-core assets and a reduction in operating expenses.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased by 12.5% in nominal terms and 13.4% organically to 22 084m US dollar, with an EBITDA margin of 39.1%, and an organic growth of 288 bps.

●

North America EBITDA increased 1.3% to 6 329m US dollar, with a margin enhancement of 124 bps to 40.6%, driven by the company’s premiumization strategy, disciplined cost management, and continued optimization of commercial investments.

●

Latin America West EBITDA increased 16.0% to 4 512m US dollar, with a margin enhancement of 358 bps to 48.8%, driven by strong top-line performance as well as synergy capture and cost discipline partially offset by operating leverage constraints in Mexico and increased SG&A in Colombia largely due to investments behind the global brand portfolio.

●

Latin America North EBITDA increased 4.5% to 4 180m US dollar, with a margin contraction of 63 bps to 42.8%, Challenging first half results were offset by double-digit growth in the fourth quarter, as the company saw consumer environment gradually improving in the second half of the year and achieved its strongest performance in the fourth quarter.

●	Latin America South EBITDA increased 20.1% to 1 595m US dollar, with a margin contraction of 234 bps to 47.4%, due to volume and revenue growth as a result of a new commercial and portfolio strategy.
●

EMEA EBITDA increased 17.9% to 3 349m US dollar, with a margin expansion of 331 bps to 32.4%, with strong top-line growth combined with synergy capture in Africa and good performance in Western Europe driven by strong performances of the company’s global brands and premium portfolio.

●

Asia Pacific EBITDA increased 31.2% to 2 695m US dollar, with a margin expansion of 625 bps to 34.5%, driven by top-line growth and increased premiumization in China, as well as top-line growth as a result of several strong brand performances across the portfolio and commercial activations in Australia.

●	Global Export and Holding Companies reported EBITDA of (577)m US dollar in the period ended 31 December 2017 (2016: (837)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2017	2016 Reported

Profit attributable to equity holders of AB InBev		7 996	1 241
Non-controlling interest		1 187	1 528
Profit		9 183	2 769
Profit from discontinued operations		(28)	(48)
Profit from continuing operations		9 155	2 721
Income tax expense	12	1 920	1 613
Share of result of associates		(430)	(16)
Non-recurring net finance cost/(income)	8	693	3 356
Net finance cost	11	5 814	5 208
Non-recurring items above EBIT (including non-recurring impairment)	8	662	394
Normalized EBIT		17 814	13 276
Depreciation, amortization and impairment (excluding non-recurring impairment)		4 270	3 477
Normalized EBITDA		22 084	16 753

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the year ended 31 December 2017 and 31 December 2016:

	2017	2016 Reference base

US dollar	27.5%	29.5%
Brazilian real	14.5%	13.3%
Chinese yuan	7.5%	7.4%
Mexican peso	7.0%	7.8%
South African rand	6.2%	6.2%
Euro	5.5%	5.7%
Colombian peso	3.8%	3.7%
Argentinean peso	3.5%	2.9%
Canadian dollar	3.3%	3.4%
Australian dollar	3.0%	2.4%
South Korean won	2.5%	2.4%
Peruvian peso	2.6%	2.5%
Dominican peso	1.5%	1.6%
Pound sterling	1.7%	1.5%
Other	9.9%	9.7%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the year ended 31 December 2017 and 31 December 2016:

	2017	2016 Reference base

US dollar	27.8%	28.5%
Brazilian real	16.1%	16.2%
Chinese yuan	5.6%	4.7%
Mexican peso	7.6%	9.2%
South African rand	5.7%	5.2%
Euro	2.7%	3.1%
Colombian peso	5.3%	5.3%
Argentinean peso	4.3%	3.9%
Canadian dollar	3.1%	3.6%
Australian dollar	4.4%	3.4%
South Korean won	2.5%	2.2%
Peruvian peso	3.9%	3.4%
Dominican peso	1.8%	2.0%
Pound sterling	1.1%	1.0%
Other	8.1%	8.3%

In 2017, the fluctuation of the foreign currency rates had a positive translation impact of 601m US dollar on AB InBev’s revenue (2016: negative impact of (2 852)m US dollar), of 255m US dollar on its normalized EBITDA (2016: negative impact of (1 199)m US dollar) and of 208m US dollar on its normalized EBIT (2016: negative impact of (970)m US dollar).

AB InBev’s profit (after tax) has been positively affected by the fluctuation of foreign currencies for 126m US dollar (2016: negative impact of (649)m US dollar), while the positive translation impact on its EPS (profit attributable to equity holders of AB InBev) was 100m US dollar or 0.05 US dollar per share (2016: negative impact of (505)m US dollar or (0.27) US dollar per share).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt amounted to 4 184m US dollar (increase of net debt) in 2017, as compared to an impact of (349)m US dollar (decrease of net debt) in 2016. The impact of the fluctuation of the foreign currencies on the equity attributable to the equity holders of AB InBev amounted to 1 053m US dollar (increase of equity), as compared to an impact of (3 265)m US dollar (decrease of equity) in 2016 on a reported basis.

PROFIT

Normalized profit attributable to equity holders of AB InBev was 7 967m US dollar (normalized EPS 4.04 US dollar) in 2017, compared to 4 853m US dollar (normalized EPS 2.83 US dollar) in 2016 (see Note 23 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2017 was 7 996m US dollar, compared to 1 241m US dollar for 2016 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 5 814m US dollar in 2017 compared to 5 208m US dollar in 2016. This increase was primarily driven by the annualization impact of the additional debt related to the SAB combination as well as the legacy SAB debt. Other finance results include net losses on hedging instruments, foreign exchange losses, and a negative mark-to-market adjustment of 291m US dollar, linked to the hedging of the company’s share-based payment programs, compared to a loss of 384m US dollar last year and negative foreign exchange translation adjustments.

●

Non-recurring net finance income/(cost): (693)m US dollar in 2017 compared to (3 356)m US dollar in 2016. Non-recurring net finance costs in 2017 include non-cash foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans. Furthermore, the 2017 non-recurring net finance cost includes mark-to-market losses on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, and derivative instruments entered into to hedge part of the restricted shares issued in relation to the combination with SAB. The 2016 non-recurring net finance costs include a negative mark-to-market adjustment of 2 693m US dollar, related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting under IFRS rules. Furthermore, the 2016 non-recurring net finance costs include commitment fees for the 2015 committed senior acquisition facilities, as well as costs linked to the early redemption of SAB bonds.

●

Income tax expense: 1 920m US dollar in 2017 with an effective tax rate of 18.0% compared to 1 613m US dollar in 2016 with an effective tax rate of 37.4%. The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment results mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch following the change in federal tax rate from 35% to 21%. The adjustment represents the company’s current best estimate of the deferred tax liability remeasurement resulting from the US Tax reform and is recognized as a non-recurring gain per 31 December 2017. The estimate will be updated in 2018 once the company will have analyzed all necessary information to complete the exhaustive computation. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized as non-recurring amount to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) is reported in the income tax line and 141m Brazilian real (44m US dollar) in the finance line. The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting. The normalized effective tax rate for the period ended 31 December 2017 is 22.9% (2016: 20.9%).

●

Profit attributable to non-controlling interest: 1 187m US dollar in 2017 compared to 1 528m US dollar in 2016, mainly as a result of the impact of the combination with SAB being more than offset by the Brazilian Tax Regularization Program.

●	Profit from discontinued operations relates to the results of the CEE Business reported until the completion of the disposal that took place on 31 March 2017.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2017	2016

Cash flow from operating activities	15 430	10 110
Cash flow from investing activities	7 854	(60 077)
Cash flow from financing activities	(21 004)	50 731
Net increase/(decrease) in cash and cash equivalents	2 280	764

Cash flows from operating activities

Million US dollar	2017	2016

Profit	9 183	2 769
Interest, taxes and non-cash items included in profit	12 484	13 572
Cash flow from operating activities before changes in working capital and use of provisions	21 667	16 341
Change in working capital	219	173
Pension contributions and use of provisions	(616)	(470)
Interest and taxes (paid)/received	(5 982)	(5 977)
Dividends received	142	43
Cash flow from operating activities	15 430	10 110

AB InBev’s cash flow from operating activities reached 15 430m US dollar in 2017 compared to 10 110m US dollar in 2016. The year over year change is mainly explained by increased profit following the SAB combination.

Cash flow from investing activities

Million US dollar	2017	2016

Net capex	(4 124)	(4 768)
Acquisition of SAB, net of cash acquired	-	(65 166)
Net of tax proceeds from SAB transaction-related divestitures	8 248	16 342
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(556)	(792)
Net of tax proceeds from the sale of assets held for sale	16	146
Proceeds from the sale/(acquisition) of investment in short-term debt securities	4 337	(5 583)
Other	(67)	(256)
Cash flow from investing activities	7 854	(60 077)

Net cash inflow from investing activities was 7 854m US dollar in 2017 as compared to a net cash used of 60 077m US dollar in 2016. The cash flow from investing activities mainly reflects the proceeds from the announced divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures. The 2016 cash flow from investing activities is mainly impacted by the payment associated with the combination with SAB net of the cash acquired and the proceeds from the announced divestitures.

AB InBev’s net capital expenditures amounted to 4 124m US dollar in 2017 and 4 768m US dollar in 2016. Out of the total 2017 capital expenditures approximately 45% was used to improve the company’s production facilities while 30% was used for logistics and commercial investments and 25% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2017	2016

Dividends paid	(9 275)	(8 450)
Net (payments on)/proceeds from borrowings	(9 981)	62 675
Other (including net finance (cost)/income other than interest)	(1 748)	(3 494)
Cash flow from financing activities	(21 004)	50 731

The cash outflow from AB InBev’s financing activities amounted to 21 004m US dollar in 2017, as compared to a cash inflow of 50 731m US dollar in 2016.

During 2017, the company repaid 8 billion US dollar outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB. See also Note 24 Interest-bearing loans and borrowings. The cash inflow from financing activities in 2016 reflected the funding of the combination with SAB.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2017 amounted to 11 659m US dollar. As of 31 December 2017, the company had total liquidity of 20 659m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 11 659m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt decreased to 104.4 billion US dollar as of 31 December 2017, from 108.0 billion US dollar as of 31 December 2016.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (11.7 billion US dollar), the payment of taxes on disposals completed in 2016 (3.4 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (9.3 billion US dollar), the payment of interests and taxes (6.0 billion US dollar) and the impact of changes in foreign exchange rates (4.2 billion US dollar increase of net debt).

Net debt to normalized EBITDA decreased from 5.5x on an amended basis for the 12-month period ending 31 December 2016, incorporating the Reference base EBITDA of the combined group from 1 January 2016 until December 2016, to 4.8x on an amended basis for the 12-month period ending 31 December 2017. The 2017 net debt to EBITDA calculation excludes any EBITDA from CCBA, the CEE business and the stake in Distell which were divested during 2017. The 2016 net debt to EBITDA calculation excludes any EBITDA from the CEE business and the stake in Distell.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2017 was 72 585m US dollar, compared to 71 339m US dollar as at 31 December 2016. The combined effect of the strengthening of mainly the closing rates of the Australian dollar, the Canadian dollar, the Chinese yuan, the euro, the Mexican peso, the Peruvian nuevo sol, the South African rand and the South Korean won and the weakening of mainly the closing rates of the Argentinean peso, the Brazilian real and the Nigerian naira resulted in a positive foreign exchange translation adjustment of 1 053m US dollar. Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

As of 31 December 2017, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2017, AB InBev spent 276m US dollar in research and development (2016: 244m US dollar). The spend focused on product innovations, market research, as well as process optimization and product development.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of top-line results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Research and development in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business regions’ priorities and approves concepts which are subsequently prioritized for development. The research & development teams invest in both short and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

RISKS RELATING TO AB INBEV AND THE BEER AND BEVERAGE INDUSTRY

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which must be fully implemented by May 2018. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expect to achieve from such future transactions.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting or initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the US tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which would adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, changes in government policy, political and economic changes, changes in the relations between the countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, crime and lack of law enforcement as well as financial risks, which include risk of liquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance policies against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant adverse consequences on AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

AB InBev reached a settlement with the U.S. Department of Justice in relation to the combination with Grupo Modelo, which included a three-year transition services agreement to ensure the smooth transition of the operation of the Piedras Negras brewery as well as certain distribution guarantees for Constellation Brands, Inc. in the fifty states of the United States, the District of Columbia and Guam. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the settlement, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future which could be significant and which could have an adverse effect on AB InBev’s results of operations and financial condition.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of US economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, US legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage. More generally, technology disruptions could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, anti-trust and other risks.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and economic financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev operates its business and markets its products in certain countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the US Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, US and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the consolidated financial statements.

AB InBev may not be able to successfully complete the integration of the SAB business or fully realize the anticipated benefits and synergies of the combination with SAB, and any such benefits and synergies will be offset by the significant transaction fees and other costs AB InBev incurred in connection with the Combination. The integration process involves inherent costs and uncertainties, which uncertainties are exacerbated because SAB was active in new or developing markets in which AB InBev did not have significant operations. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some group reorganizations, which may limit its capacity to integrate SAB’s operations.

As a result of the combination with SAB, AB InBev recognized a significant amount of incremental goodwill on its balance sheet. If the integration of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on its results of operations and financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 29 of the 2017 consolidated financial statements on Risks arising from financial instruments contains detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 35 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of AB InBev’s annual report.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

Deloitte.

Independent auditor's report to the shareholders' meeting of Anheuser-Busch InBev NV/SA on the consolidated financial statements for the year ended 31 December 2017

In the context of the audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA ("the Company") and its subsidiaries, joint ventures, joint operations and associates (together "the Group"), we hereby submit our audit report to you. This report includes our report on the consolidated financial statements together with our report on other legal and regulatory requirements. These reports are one and indivisible.

We were appointed in our capacity as independent auditor by the shareholders' meeting of 27 April 2016 in accordance with the proposal of the board of directors issued upon recommendation of the Audit Committee and as presented to the works council. Our mandate will expire on the date of the shareholders' meeting approving the consolidated financial statements for the year ending 31 December 2018.

Report on the audit of the consolidated financial statements

Unqualified opinion

We have audited the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at 31 December 2017, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated statement of financial position shows total assets of 246 126 million USD and the consolidated income statement shows a consolidated profit for the year then ended of 9 183 million USD.

In our opinion, the consolidated financial statements of Anheuser-Busch InBev NV/SA give a true and fair view of the Group's net equity and financial position as of 31 December 2017 and of its consolidated results and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis for the unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISA). Our responsibilities under those standards are further described in the "Responsibilities of the independent auditor for the audit of the consolidated financial statements" section of our report. We have complied with all ethical requirements relevant to the audit of consolidated financial statements in Belgium, including those regarding independence.

We have obtained from the board of directors and the Company's officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters:

Key audit matter	How our audit addressed the key audit matter & reference to the Company's disclosures
Goodwill and intangible assets with an indefinite useful life – impairment testing Goodwill and intangible assets with indefinite useful lives represent 75 % of the total consolidated statement of financial position at 31 December 2017. The annual impairment testing was significant to our audit because of the financial quantum of the assets it supports as well as the fact that the testing relies on a number of critical judgments, estimates and assumptions. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation, foreign exchange rates and past experience and assumptions in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.	We assessed and tested the critical assumptions, the discount rates, methodologies and data used by the Company, by comparing them to external data such as expected inflation rates, external market growth expectations and by analyzing sensitivities in the Company's discounted cash flow model. We included valuation specialists in our team to assist us in these activities. Goodwill and intangible assets with indefinite useful lives are allocated to Cash Generating Units (CGU's) and groups of CGU's. We assessed the adequacy of the Company's disclosure notes 14 and 15 in the financial statements about the assumptions to which the outcome of the impairment test is most sensitive. We specifically focused on the sensitivity in the available headroom of CGU's and whether a reasonable possible change in assumptions could cause the carrying amount to exceed its recoverable amount. We also assessed the historical accuracy of management's estimates. The details on the accounting for goodwill and intangible assets and the disclosure requirements under IAS 36 Impairment of assets are included in Note 3. Summary of significant accounting policies, Note 4. Use of estimates and judgments, Note 14. Goodwill and Note 15. Intangible assets to the financial statements.

Anheuser-Busch InBev NV/SA | 31 December 2017

Key audit matter	How our audit addressed the key audit matter & reference to the Company's disclosures
Taxes – provisions for uncertain tax positions The Group is subject to income tax in numerous jurisdictions. There are some transactions for which the ultimate tax position is uncertain and which requires significant judgment to determine the provision for income tax. In those cases where the amount of tax payable or recoverable is uncertain, the Company establishes provisions based on its judgment of the probable amount of the payable or receivable. Some subsidiaries within the Group are currently subject to tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities can take considerable time to conclude. Due to the level of judgment involved and the uncertain nature of the tax positions, we consider this to be a significant matter in our audit.	With assistance from our tax specialists, we obtained a detailed understanding of the Company's tax strategy as well as key technical tax issues and risks related to business and legislative developments. We assessed the status of ongoing local tax authority audits using, where applicable, our local and international specialized tax knowledge. We evaluated and challenged management's judgment in respect of estimates of tax exposures, recoverable amounts and contingencies. We considered correspondence with tax authorities and also assessed legal opinions from third party tax advisors who act on behalf of the Company. We considered the adequacy of the Company's disclosures in Note 3. Summary of significant accounting policies, Note 4. Use of estimates and judgments, Note 12. Income taxes and Note 32. Contingencies of the financial statements.

Responsibilities of the board of directors for the consolidated financial statements

The board of directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium; and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements the board of directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters to be considered for going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the independent auditor for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from an error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the consolidated financial statements, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Anheuser-Busch InBev NV/SA | 31 December 2017

We communicate with the audit committee regarding, amongst other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and we communicate with them about all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated to the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes any public disclosure about the matter.

Report on other legal and regulatory requirements

Responsibilities of the board of directors

The board of directors is responsible for the preparation and the content of the directors' report on the consolidated financial statements and other matters disclosed in this report.

Responsibilities of the independent auditor

As part of our mandate and in accordance with the Belgian (revised) auditing standard which is complementary to the ISA applicable in Belgium, our responsibility is to verify, in all material respects, the director's report on the consolidated financial statements and other matters disclosed in the annual report, as well as to report on these matters.

Aspects regarding the directors' report on the consolidated financial statements

In our opinion, after performing the specific procedures on the directors' report on the consolidated financial statements, the directors' report on the consolidated financial statements is consistent with the consolidated financial statements for the year and it has been established in accordance with the requirements of article 119 of the Companies Code.

In the context of our audit of the consolidated financial statements we are responsible for considering, in particular based on information that we became aware of during the audit, if the directors' report on the consolidated financial statements is free of material misstatements, either by information that is incorrectly stated or otherwise misleading. In the context of the procedures performed, we are not aware of such a material misstatement.

Statements regarding independence

- We did not perform any services that are incompatible with the audit of the consolidated financial statements and remained independent from the Company during the performance of our mandate.
- The fees for the non-audit services compatible with the audit of the consolidated financial statements as defined in article 134 of the Companies Code have been properly disclosed and disaggregated in the disclosures to the consolidated financial statements.

Other statements

- This report is consistent with our additional report to the audit committee referred to in article 11 of Regulation (EU) No 537/2014.

Zaventem, 28 February 2018

The statutory auditor

DELOITTE Bedrijfsrevisoren / Réviseurs d'Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Joël Brehmen

Deloitte.
Deloitte Bedrijfsrevisoren / Réviseurs d'Entreprises
Burgerlijke vennootschap onder de vorm van een coöperatieve vennootschap met beperkte aansprakelijkheid /
Société civile sous forme d'une société coopérative à responsabilité limitée
Registered Office: Gateway building, Luchthaven Nationaal 1 J, B-1930 Zaventem
VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE 17 2300 0465 6121 - BIC GEBABEBB

Member of Deloitte Touche Tohmatsu Limited

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2017	2016

Revenue		56 444	45 517
Cost of sales		(21 386)	(17 803)
Gross profit		35 058	27 715

Distribution expenses		(5 876)	(4 543)
Sales and marketing expenses		(8 382)	(7 745)
Administrative expenses		(3 841)	(2 883)
Other operating income/(expenses)	7	854	732
Profit from operations before non-recurring items		17 814	13 276

Restructuring	8	(468)	(323)
Business and asset disposal	8	(39)	377
Acquisition costs business combinations	8	(155)	(448)
Profit from operations		17 152	12 882

Finance cost	11	(6 192)	(5 860)
Finance income	11	378	652
Non-recurring net finance income/(cost)		(693)	(3 356)
Net finance income/(cost)		(6 507)	(8 564)

Share of result of associates and joint ventures		430	16
Profit before tax		11 076	4 334

Income tax expense	12	(1 920)	(1 613)
Profit from continuing operations		9 155	2 721

Profit from discontinued operations	22	28	48
Profit of the year		9 183	2 769

Profit from continuing operations attributable to:
Equity holders of AB InBev		7 968	1 193
Non-controlling interest		1 187	1 528

Profit of the year attributable to:
Equity holders of AB InBev		7 996	1 241
Non-controlling interest		1 187	1 528

Basic earnings per share	23	4.06	0.72
Diluted earnings per share	23	3.98	0.71

Basic earnings per share from continuing operations	23	4.04	0.69
Diluted earnings per share from continuing operations	23	3.96	0.68

Basic earnings per share before non-recurring items and discontinued operations[1]	23	4.04	2.83
Diluted earnings per share before non-recurring items and discontinued operations[1]	23	3.96	2.77

The accompanying notes are an integral part of these consolidated financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items are not defined metrics in IFRS. Refer to Note 23 Changes in equity and earnings per share for more details

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2017	2016

Profit	9 183	2 769

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(37)	(226)
	(37)	(226)

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	1 716	(2 918)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	-	8 837
Effective portion of changes in fair value of net investment hedges	(542)	(161)
Cash flow hedges recognized in equity	(60)	110
Cash flow hedges reclassified from equity to profit or loss	(36)	(3)
	1 077	(1 234)

Other comprehensive income, net of tax	1 040	(1 460)

Total comprehensive income	10 223	1 309

Attributable to:
Equity holders of AB InBev	8 838	(275)
Non-controlling interest	1 385	1 584

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2017	31 December 2016 Adjusted[1]	31 December 2016 Reported[2]

ASSETS
Non-current assets
Property, plant and equipment	13	27 184	26 219	27 522
Goodwill	14	140 940	135 864	136 533
Intangible assets	15	45 874	44 789	44 568
Investments in associates and joint ventures	16	5 263	4 324	4 324
Investment securities	17	100	82	82
Deferred tax assets	18	1 216	1 261	1 261
Employee benefits	25	22	10	10
Income tax receivables		708	6	6
Derivatives	29H	25	146	146
Trade and other receivables	20	834	868	868
		222 166	213 569	215 320

Current assets
Investment securities	17	1 304	5 659	5 659
Inventories	19	4 119	3 889	3 913
Income tax receivables		908	1 112	1 112
Derivatives	29H	458	971	971
Trade and other receivables	20	6 566	6 352	6 391
Cash and cash equivalents	21	10 472	8 579	8 579
Assets classified as held for sale	22	133	16 458	16 439
		23 960	43 017	43 061
Total assets		246 126	256 586	258 381

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736	1 736
Share premium		17 620	17 620	17 620
Reserves		24 835	23 769	23 769
Retained earnings		28 394	28 214	28 214
Equity attributable to equity holders of AB InBev		72 585	71 339	71 339

Non-controlling interests	33	7 635	10 086	10 086
		80 220	81 425	81 425
Non-current liabilities
Interest-bearing loans and borrowings	24	108 949	113 941	113 941
Employee benefits	25	2 993	3 014	3 014
Deferred tax liabilities	18	13 107	14 703	16 678
Income tax payables		732	-	-
Derivatives	29H	937	471	471
Trade and other payables	28	1 462	1 316	1 328
Provisions	27	1 515	1 347	1 409
		129 695	134 792	136 841

Current liabilities
Bank overdrafts	21	117	184	184
Interest-bearing loans and borrowings	24	7 433	8 618	8 618
Income tax payables		1 558	3 845	3 922
Derivatives	29H	1 457	1 263	1 263
Trade and other payables	28	24 762	23 086	23 086
Provisions	27	885	1 199	869
Liabilities associated with assets held for sale	22	-	2 174	2 174
		36 211	40 369	40 116
Total equity and liabilities		246 126	256 586	258 381

The accompanying notes are an integral part of these consolidated financial statements.

1 2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the final allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

2 2016 amounts previously reported.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total equity

As per 1 January 2016	1 736	17 620	(1 626)	-	1 264	(14 110)	1 304	35 949	42 137	3 582	45 719
Profit	-	-	-	-	-	-	-	1 241	1 241	1 528	2 769
Other comprehensive income
Exchange differences on translation of foreign
operations (gains/(losses))	-	-	-	-	-	(3 265)	-	-	(3 265)	186	(3 079)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	-	-	-	-	(7 099)	-	-	(7 099)	-	(7 099)
Foreign exchange contracts reclassified from equity in relation to the SAB combination	-	-	-	-	-	8 837	-	-	8 837	-	8 837
Cash flow hedges	-	-	-	-	-	223	-	-	223	(116)	107
Re-measurements of post-employment benefits	-	-	-	-	-	(212)	-	-	(212)	(14)	(226)
Total comprehensive income	-	-	-	-	-	(1 516)	-	1 241	(275)	1 584	1 309
Issuance of restricted shares for SAB ordinary
shares	9 528	27 244	-	-	-	-	-	-	36 772	-	36 772
Transfer to reserves[1]	(9 528)	(27 244)	(8 953)	45 726	-	-	-	-	-	-	-
Acquisitions through business combinations[2]	-	-	-	-	-	-	-	-	-	6 201	6 201
Dividends	-	-	-	-	-	-	(92)	(7 041)	(7 133)	(1 347)	(8 480)
Treasury shares	-	-	174	-	-	-	-	(124)	50	-	50
Share-based payments	-	-	-	-	173	-	-	-	173	7	180
Scope and other changes[3]	-	-	1 425	-	-	-	-	(1 812)	(386)	59	(327)
As per 31 December 2016	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total Equity

As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit	-	-	-	-	-	-	-	7 996	7 996	1 187	9 183
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-		-	1 053	-	-	1 053	121	1 174
Cash flow hedges	-	-	-	-	-	(158)	-	-	(158)	61	(96)
Re-measurements of post-employment benefits	-	-	-	-	-	(53)	-	-	(53)	16	(37)
Total comprehensive income	-	-	-	-	-	842	-	7 996	8 838	1 385	10 223
Dividends	-	-	-	-	-	-	(93)	(7 821)	(7 914)	(1 316)	(9 230)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	316	-	-	-	316	18	333
Purchase/(sale) of non-controlling interests	-	-	-	-	-	-	-	-	-	(2 401)	(2 401)
Scope and other changes	-	-	-	-	-	-	-	5	5	(137)	(132)
As per 31 December 2017	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220

The accompanying notes are an integral part of these consolidated financial statements.

1 See Note 23 Changes in equity and earnings per share.

2 See Note 6 Acquisitions and disposals.

3 During 2016, the company reclassified the results of treasury shares of 1 452m US dollar to retained earnings.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2017	2016

OPERATING ACTIVITIES
Profit		9 183	2 769
Depreciation, amortization and impairment	10	4 276	3 477
Impairment losses on receivables, inventories and other assets		130	110
Additions/(reversals) in provisions and employee benefits		178	293
Net finance cost/(income)	11	6 507	8 564
Loss/(gain) on sale of property, plant and equipment and intangible assets		(117)	(4)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(47)	(410)
Equity-settled share-based payment expense	26	351	231
Income tax expense	12	1 920	1 613
Other non-cash items included in profit		(284)	(286)
Share of result of associates and joint ventures		(430)	(16)
Cash flow from operating activities before changes in working capital and use of provisions		21 667	16 341
Decrease/(increase) in trade and other receivables		67	(714)
Decrease/(increase) in inventories		(213)	(364)
Increase/(decrease) in trade and other payables		365	1 251
Pension contributions and use of provisions		(616)	(470)
Cash generated from operations		21 270	16 044

Interest paid		(4 652)	(3 279)
Interest received		811	558
Dividends received		142	43
Income tax paid		(2 141)	(3 256)
CASH FLOW FROM OPERATING ACTIVITIES		15 430	10 110

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(4 741)	(4 979)
Proceeds from sale of property, plant and equipment and of intangible assets		617	211
Acquisition of SAB, net of cash acquired	6	-	(65 166)
Proceeds from SAB transaction-related divestitures	22	11 697	16 342
Taxes on SAB transaction-related divestitures		(3 449)	-
Acquisition of other subsidiaries, net of cash acquired	6	(598)	(1 445)
Sale of subsidiaries, net of cash disposed of	6	42	653
Net of tax proceeds from the sale of assets held for sale		16	146
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	4 337	(5 583)
Net proceeds from sale/(acquisition) of other assets		(280)	(27)
Net repayments/(payments) of loans granted		213	(229)
CASH FLOW FROM INVESTING ACTIVITIES		7 854	(60 077)

FINANCING ACTIVITIES
Purchase of non-controlling interest	23	(206)	(10)
Proceeds from borrowings		13 352	86 292
Payments on borrowings		(23 333)	(23 617)
Cash net finance (cost)/income other than interests		(1 542)	(3 484)
Dividends paid		(9 275)	(8 450)
CASH FLOW FROM FINANCING ACTIVITIES		(21 004)	50 731

Net increase/(decrease) in cash and cash equivalents		2 280	764

Cash and cash equivalents less bank overdrafts at beginning of year		8 395	6 910
Effect of exchange rate fluctuations		(319)	721
Cash and cash equivalents less bank overdrafts at end of period	21	10 356	8 395

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Non-recurring items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investment in associates	16

Investment securities	17

Deferred tax assets and liabilities	18

Inventories	19

Trade and other receivables	20

Cash and cash equivalents	21

Assets classified as held for sale and discontinued operations	22

Changes in equity and earnings per share	23

Interest-bearing loans and borrowings	24

Employee benefits	25

Share-based payments	26

Provisions	27

Trade and other payables	28

Risks arising from financial instruments	29

Operating leases	30

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31

Contingencies	32

Non-controlling interests	33

Related parties	34

Events after the balance sheet date	35

AB InBev companies	36

1.   CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of nearly 200 000 employees based in more than 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2017 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The financial statements were authorized for issue by the Board of Directors on 28 February 2018.

2.   STATEMENT OF COMPLIANCE

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2017 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2017 and did not apply any European carve-outs from IFRS.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associate Anadolu Efes are reported on a three month lag.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2017, and have not been listed in these consolidated financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(F)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not have material operations in hyperinflationary economies in 2017 and 2016.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	2017	2016	2017	2016

Argentinean peso	18.774210	15.850116	16.580667	14.762591
Australian dollar	1.279580	1.384689	1.308997	1.3440978
Brazilian real	3.308005	3.259106	3.201667	3.474928
Canadian dollar	1.253982	1.345983	1.303248	1.318844
Colombian peso	2 988.60	3 002.14	2 965.94	2 986.89
Chinese yuan	6.507500	6.944520	6.785290	6.607635
Euro	0.833819	0.948677	0.886817	0.902821
Mexican peso	19.735828	20.663842	18.811612	18.464107
Pound sterling	0.739790	0.812238	0.773029	0.737400
Peruvian nuevo sol	3.244558	3.352820	3.267432	3.394121
Russian ruble	57.631946	60.657097	58.144309	66.905365
South Korean won	1 067.63	1 203.90	1 134.04	1 154.50
South African rand	12.345193	13.714953	13.338803	14.0166901
Turkish lira	3.790879	3.516940	3.615028	3.50148
Ukrainian hryvnia	28.068098	27.190513	26.501419	25.408674

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy P).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy P).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy P). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy P). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and P).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	INVESTMENTS

All investments are accounted for at trade date.

INVESTMENTS IN EQUITY SECURITIES

Investments in equity securities are undertakings in which AB InBev does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights. Such investments are designated as available-for-sale financial assets which are at initial recognition measured at fair value unless the fair value cannot be reliably determined in which case they are measured at cost. Subsequent changes in fair value, except those related to impairment losses which are recognized in the income statement, are recognized directly in other comprehensive income.

On disposal of an investment, the cumulative gain or loss previously recognized directly in other comprehensive income is recognized in profit or loss.

INVESTMENTS IN DEBT SECURITIES

Investments in debt securities classified as trading or as being available-for-sale are carried at fair value, with any resulting gain or loss respectively recognized in the income statement or directly in other comprehensive income. Fair value of these investments is determined as the quoted bid price at the balance sheet date. Impairment charges and foreign exchange gains and losses are recognized in the income statement.

Investments in debt securities classified as held to maturity are measured at amortized cost.

In general, investments in debt securities with maturities of more than three months when acquired and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

OTHER INVESTMENTS

Other investments held by the company are classified as available-for-sale and are carried at fair value, with any resulting gain or loss recognized directly in other comprehensive income. Impairment charges are recognized in the income statement.

(M)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(N)	TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at amortized cost less impairment losses. An estimate of impairment losses for doubtful receivables is made based on a review of all outstanding amounts at the balance sheet date.

An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful. Such receivable becomes doubtful when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. An impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments.

(O)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(P)	IMPAIRMENT

The carrying amounts of financial assets, property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the business unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of the company’s investments in unquoted debt securities is calculated as the present value of expected future cash flows, discounted at the debt securities’ original effective interest rate. For equity investments classified as available for sale and quoted debt securities the recoverable amount is their fair value.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill and equity investments classified as available for sale that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R)	PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy and when the company can no longer withdraw the offer of termination, which is the earlier of either when the employee accepts the offer or when a legal, regulatory or contractual requirement or restriction on the company’s ability to withdraw the offer takes effect.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the service.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized i) on initial recognition of goodwill, ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

(X)	INCOME RECOGNITION

Income is recognized when it is probable that the economic benefits associated with the transaction will flow to the company and the income can be measured reliably.

GOODS SOLD

In relation to the sale of beverages and packaging, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

RENTAL AND ROYALTY INCOME

Rental income is recognized under other operating income on a straight-line basis over the term of the lease. Royalties arising from the use by others of the company’s resources are recognized in other operating income on an accrual basis in accordance with the substance of the relevant agreement.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as trading as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on available-for-sale financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy U). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	DERIVATIVE FINANCIAL INSTRUMENTS

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes. Derivative financial instruments that are economic hedges but that do not meet the strict IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules, however, are accounted for as financial assets or liabilities at fair value through profit or loss.

Derivative financial instruments are recognized initially at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates. These pricing models also take into account the current creditworthiness of the counterparties.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at balance sheet date. Depending on whether cash flow or net investment hedge accounting is applied or not, any gain or loss is either recognized directly in other comprehensive income or in the income statement.

Cash flow, fair value or net investment hedge accounting is applied to all hedges that qualify for hedge accounting when the required hedge documentation is in place and when the hedge relation is determined to be effective.

CASH FLOW HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (hedging reserves). When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from other comprehensive income and included in the initial measurement of the asset or liability. When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from other comprehensive income into the income statement in the same period during which the hedged risk affects the income statement (e.g. when the variable interest expense is recognized). The ineffective part of any gain or loss is recognized immediately in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is reclassified into the income statement immediately.

FAIR VALUE HEDGE ACCOUNTING

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

NET INVESTMENT HEDGE ACCOUNTING

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

OFFSETTING DERIVATIVE ASSETS WITH DERIVATIVE LIABILITIES

A derivative asset and a derivative liability shall be offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(AA)	SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company has nine operating segments.

Given the transformational nature of the combination with SAB, that closed on 10 October 2016, the company has updated its segment reporting in order to add the former SAB geographies into the previous AB InBev geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific.

The company’s six geographic regions are North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore management assessed additional factors such as management’s views on the optimal number of reporting segments, the continuation of the previous AB InBev geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company six geographic regions plus the Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB)	NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2017 they have not been applied in preparing these consolidated financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. The company does not expect that the application of IFRS 9 will have a significant impact on its financial position and/or its financial performance.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. In view of the company’s activities, the company does not expect that the application of IFRS 15 will have a significant impact on its financial position and/or its financial performance.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of IFRS 16 and, apart from changes in the presentation of operating leases in the balance sheet, does not expect significant impacts in the consolidated income statement.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2017, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the SAB purchase price and to the impact on current and deferred taxes of the US tax reform enacted on 22 December 2017, for which a 1.8 billion US dollar adjustment was provisionally estimated and recognized as a non-recurring gain per 31 December 2017. This 1.8 billion US dollar adjustment results mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The company estimated the deemed repatriation tax charge resulting from the Tax reform to be not material. The adjustment represents the company’s current best estimate of the deferred tax liability re-measurement resulting from the Tax reform, including state taxes. The estimate will be updated in 2018 once the company will have analyzed all necessary information , including earnings and profits (E&P) of the foreign subsidiaries of the company’s US operations per 2 November and 31 December 2017 and their cash held abroad to complete the exhaustive computation of the deemed repatration tax and state taxes. During 2018, the company will also assess if a deferred tax liability should be set up in view of the Global Intangible Low-Taxed Income (“GILTI”) provisions of the US tax reform, for which the company did not set up any deferred tax liabilities by 31 December 2017 and believes the impact to be not material. The estimate may change as the company receives additional clarification and implementation guidance from the authorities. Detail is provided in Note 6 Acquisitions and disposals of Subsidiaries, Note 12 Income Taxes and in Note 18 Deferred tax assets and liabilities of these consolidated financial statements.

5.   SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Given the transformational nature of the transaction with SAB, that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2016 segment reporting for purposes of result announcement and internal review by management. This presentation (further referred to as the “2016 Reference base”) includes, for comparative purposes, the SAB results as from the 1st January 2016. The tables below provide the segment information per segment for the year ended 31 December 2016 and 2017 in the format that is used by management to monitor performance. The former SAB geographies: Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within Asia Pacific. Exports to countries in which AB InBev has operations following the combination, were allocated to the respective regions in the 2016 Reference Base.

The 2016 Reference Base and 2017 segment reporting exclude the results of the SAB businesses sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally. The 2016 Reference Base and 2017 segment reporting also exclude the results of the Central and Eastern Europe business and the stake in Distell. The results of the Central and Eastern Europe business were reported as “Results from discontinued operations” until the completion of the sale that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the CCBA disposal on 4 October 2017.

The differences between the 2016 Reference base and the 2016 audited income statement as Reported represent the effect of the combination with SAB.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

SEGMENT REPORTING (REFERENCE BASE) - UNAUDITED

	North America		Latin America West			Latin America North		Latin America South	EMEA		Asia Pacific		Global Export and holding companies		Effect of acquisition		Consolidated
	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Reference base	2017	2016 Bridge to Reported	2017	2016 Reported

Volumes	114	117	111	109	119	120	34	32	132	135	102	101	1	2	-	(116)	613	500
Revenue	15 588	15 698	9 238	8 595	9 775	8 630	3 363	2 850	10 344	9 700	7 804	7 250	332	1 218	-	(8 424)	56 444	45 517
Normalized EBITDA	6 329	6 250	4 512	3 983	4 180	3 790	1 595	1 431	3 349	2 903	2 695	2 114	(577)	(837)	-	(2 881)	22 084	16 753
Normalized EBITDA margin %	40.6%	39.8%	48.8%	46.3%	42.8%	43.9%	47.4%	50.2%	32.4%	29.9%	34.5%	29.2%					39.1%	36.8%
Depreciation, amortization and impairment	(843)	(809)	(616)	(613)	(848)	(770)	(207)	(191)	(843)	(740)	(660)	(740)	(253)	(252)	-	638	(4 270)	(3 477)
Normalized profit from operations (EBIT)	5 486	5 441	3 896	3 370	3 332	3 020	1 388	1 240	2 507	2 163	2 035	1 374	(830)	(1 089)	-	(2 243)	17 814	13 276

SEGMENT REPORTING (2016 REPORTED)

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Volume	114	117	111	64	119	118	34	32	132	75	102	92	1	2	613	500
Revenue	15 588	15 698	9 238	5 188	9 775	8 461	3 363	2 850	10 344	6 010	7 804	6 074	332	1 237	56 444	45 517
Normalized EBITDA	6 329	6 250	4 512	2 376	4 180	3 751	1 595	1 431	3 349	1 774	2 695	1 639	(577)	(474)	22 084	16 753
Normalized EBITDA margin %	40.6%	39.8%	48.8%	45.8%	42.8%	44.3%	47.4%	50.2%	32.4%	29.6%	34.5%	27.1%			39.1%	36.8%
Depreciation, amortization and impairment	(843)	(809)	(616)	(388)	(848)	(750)	(207)	(191)	(843)	(473)	(660)	(658)	(253)	(210)	(4 270)	(3 477)
Normalized profit from operations (EBIT)	5 486	5 441	3 896	1 988	3 332	3 001	1 388	1 240	2 507	1 302	2 035	987	(830)	(683)	17 814	13 276
Non-recurring items (refer Note 8)	4	(29)	(153)	252	(18)	(20)	(13)	(12)	(144)	(118)	(97)	(84)	(241)	(383)	(662)	(394)
Profit from operations (EBIT)	5 490	5 412	3 743	2 240	3 314	2 981	1 375	1 228	2 363	1 184	1 939	903	(1 071)	(1 066)	17 152	12 882
Net finance income/(cost)															(6 507)	(8 564)
Share of results of associates and joint ventures															430	16
Income tax expense															(1 920)	(1 613)
Profit from continuing operations															9 155	2 721
Discontinued operations															28	48
Profit/(loss)															9 183	2 769

Segment assets (non-current)[1]	63 045	62 467	71 219	69 472	13 756	13 656	2 396	2 357	45 920	41 749	24 088	22 071	1 741	1 797	222 166	213 569
Gross capex	530	895	1 079	710	580	709	323	389	1 086	1 001	635	837	247	379	4 479	4 919
FTE[2]	19 306	19 314	48 892	51 418	38 651	40 416	9 603	9 571	26 823	43 456	36 386	39 213	3 254	3 245	182 915	206 633

For the period ended 31 December 2017, net revenue from the beer business amounted to 50 301m US dollar (2016: 41 421m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 6 143m US dollar (2016: 4 096m US dollar). On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 704m US dollar (2016: 687m US dollar) and non-current assets located in the country of domicile represented 1 658m US dollar (2016: 1 440m US dollar).

1 2016 as reported, adjusted to reflect the opening balance sheet adjustments related to the final allocation of the SAB purchase price to the individual assets acquired and liabilities assumed as required by IFRS 3 Business Combinations, which requires retrospective application of post-acquisition adjustments (see also Note 6 Acquisitions and disposals of subsidiaries).

2 Includes FTE from SAB retained operations at year end 2016 per AB InBev’s definition in the glossary. This definition is different than the one formerly applied by SAB. The reduction in FTEs mainly results from the disposals completed during the year.

6.   ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

COMBINATION WITH SAB

On 10 October 2016, AB InBev announced the completion of the Belgian Merger and the successful completion of the business combination with the former SABMiller Group (“SAB”).

The combination with SAB was implemented through a series of steps, including the acquisition of SAB by Newbelco, a newly incorporated Belgian company formed for the purposes of the combination with SAB, and completed on 10 October 2016. During the final step of the combination with SAB, former AB InBev merged into Newbelco (the “Belgian Merger”) so that, following completion of the combination with SAB, Newbelco, now named Anheuser-Busch InBev SA/NV, became the new holding company for the Combined Group.

Under the terms of the combination with SAB, each SAB shareholder was entitled to receive GBP 45.00 in cash in respect of each SAB share. The combination with SAB also included a partial share alternative (the “Partial Share Alternative”), under which SAB shareholders could elect to receive GBP 4.6588 in cash and 0.483969 Restricted Shares in respect of each SAB share in lieu of the full cash consideration to which they would otherwise be entitled under the combination with SAB (subject to scaling back in accordance with the terms of the Partial Share Alternative).

On 6 October 2016, Newbelco issued 163 276 737 100 ordinary shares (“Initial Newbelco Shares”) to SAB shareholders through a capital increase of 85 531m euro equivalent to 75.4 billion pound sterling, as consideration for 1 632 767 371 ordinary shares of SAB pursuant to a UK law court-sanctioned scheme of arrangement (the “UK Scheme”). Following completion of the tender offer, AB InBev acquired 102 890 758 014 Initial Newbelco Shares tendered into the Belgian offer. Based on the terms of the UK Scheme, all Initial Newbelco Shares not tendered to AB InBev in the context of the Belgian 0ffer (i.e. 60 385 979 086 Initial Newbelco Shares) were reclassified into 325 999 817 restricted shares, in accordance with the mechanism by which any Initial Newbelco Shares that were retained after closing of the Belgian offer were automatically reclassified and consolidated.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the combination. From completion of the combination, such restricted shares rank equally with the new ordinary shares with respect to dividends and voting rights. Following completion of the combination, AB InBev acquired 105 246 SAB shares from option holders that had not exercised their option rights prior to the completion of the combination for a total consideration of 5m euro. Following this transaction AB InBev owns 100 % of the SAB shares.

The SAB purchase consideration is calculated as follows:

	Newbelco number of shares	Newbelco valuation in million pound sterling	Newbelco valuation in million euro

Tender offer	102 890 758 014	46 301	52 522
Converted to restricted shares	60 385 979 086	29 099	33 009	(i)
	163 276 737 100	75 400	85 531

Total equity value at offer in million euro			85 531
Purchase from option holders			5
Total equity value in million euro			85 536
Total equity value in million US dollar			95 288
Foreign exchange hedges and other			7 848	(ii)
Purchase consideration			103 136
Add: fair market value of total debt assumed			11 870
Less: total cash acquired			(1 198)
Gross purchase consideration			113 808

Notes

(i)

The Restricted Share valuation is based on the valuation of the Newbelco shares that were not tendered into the Belgian Offer and has regard to the share price of former AB InBev of the day of the closing of the combination with SAB, adjusted for the specificities of the Restricted Shares in line with fair value measurement rules under IFRS.

(ii)

During 2015 and 2016, the company entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the U.S. dollar exchange rate for the cash component of the purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid. The settlement of the portion of the derivatives that did not qualify as hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

AB InBev financed the cash consideration of the transaction with 18.0 billion US dollar drawn down under the 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015, as well excess liquidity resulting from the issuance of bonds in 2016 that were mainly invested in US Treasury Bills pending the closing of the combination.

The transaction costs incurred in connection with the transaction, which include transaction taxes, advisory, legal, audit, valuation and other fees and costs, amounted to approximately 1.0 billion US dollar. In addition AB InBev incurred approximately 0.7 billion US dollar of costs in connection with the transaction-related financing arrangements.

In accordance with IFRS, the merger of the former AB InBev into Newbelco is considered for accounting purposes as a reverse acquisition, operation by which Newbelco legally absorbed assets and liabilities of former AB InBev. As a consequence, the legal acquirer (Newbelco) should be considered as the accounting acquiree and the legal acquiree (former AB InBev) should be considered the accounting acquirer. Therefore, the consolidated financial statements represent the continuation of the financial statements of former AB InBev. The assets and liabilities of former AB InBev remained recognized at their pre-combination carrying amounts. The identified assets, liabilities and non-controlling interests of SAB are recognized in accordance with IFRS 3 Business Combinations.

In 2017, the company completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the SAB combination, in compliance with IFRS 3.

The valuation of the property, plant and equipment, intangible assets, investment in associates, interest bearing loans and borrowings, employee benefits, other assets and liabilities and non-controlling interests was based on the AB InBev management best estimate of fair value with input from independent third parties.

IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarizes the provisional and final purchase price allocation of the SAB business with adjustments being retrospectively applied as of 10 October 2016:

Million US dollar	Provisional fair values Reported 2016	Adjustments	Fair values Adjusted 2016

Non-current assets
Property, plant and equipment	9 060	(1 303)	7 757
Intangible assets	20 040	221	20 261
Investment in associates	4 386	-	4 386
Investment securities	21	-	21
Deferred tax assets	179	-	179
Derivatives	579	-	579
Trade and other receivables	59	-	59

Current assets
Inventories	977	(24)	953
Income tax receivable	189	-	189
Derivatives	60	-	60
Trade and other receivables	1 257	(39)	1 218
Cash and cash equivalents	1 410	-	1 410
Assets held for sale	24 805	19	24 824

Non-current liabilities
Interest-bearing loans and borrowings	(9 021)	-	(9 021)
Employee benefits	(195)	-	(195)
Deferred tax liabilities	(5 801)	2 983	(2 818)
Derivatives	(24)	-	(24)
Trade and other payables	(146)	12	(134)
Provisions	(688)	62	(626)

Current liabilities
Bank overdraft	(212)	-	(212)
Interest-bearing loans and borrowings	(2 849)	-	(2 849)
Income tax payable	(4 310)	77	(4 233)
Derivatives	(156)	-	(156)
Trade and other payables	(3 520)	-	(3 520)
Provisions	(847)	(330)	(1 177)

Net identified assets and liabilities	35 253	1 677	36 930

Non-controlling interests	(6 200)	-	(6 200)

Goodwill on acquisition	74 083	(1 677)	72 406
Purchase consideration	103 136	-	103 136

Given the nature of the adjustments, the impact to the consolidated income statement as of 31 December 2016 is immaterial.

The combination with SAB resulted in 72.4 billion US dollar of goodwill allocated primarily to the businesses in Colombia, Ecuador, Peru, Australia, South Africa and other African, Asia Pacific and Latin American countries. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for cost synergies expected to be achieved in SAB. Our assessment of the future economic benefits supporting recognition of this goodwill is in part based on expected savings through the implementation of best practices such as, among others, a zero based budgeting program and initiatives that are expected to bring greater efficiency and standardization, generate cost savings and maximize purchasing power.

Goodwill also arises due to the recognition of deferred tax liabilities in relation to the fair value adjustments on acquired intangible assets for which the amortization does not qualify as a tax deductible expense. None of the goodwill recognized is deductible for tax purposes.

On 11 October, 2016, AB InBev completed the disposal of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” to Molson Coors Brewing Company. The disposal was completed for 12 billion US dollar in cash, subject to a downward purchase price adjustment. AB InBev set up a provision of 330m US dollar as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for 330m US dollar of which 328m US dollar constitutes the purchase price adjustment amount.

OTHER ACQUISITIONS AND DISPOSALS

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 31 December 2017 and 31 December 2016:

Million US dollar	2017 Acquisitions	2016 Acquisitions	2017 Disposal	2016 Disposal

Non-current assets
Property, plant and equipment	169	286	-	(115)
Intangible assets	417	679	-	-
Investments in associates	-	62	-	-
Deferred tax assets	-	4	-	-
Employee benefits	-	3	-	-
Trade and other receivables	1	-	-	-

Current assets
Inventories	9	41	-	(17)
Trade and other receivables	20	28	-	(4)
Cash and cash equivalents	5	45	-	(75)
Assets held for sale	27	-	-	-

Non-current liabilities
Interest-bearing loans and borrowings	(1)	(109)	-	-
Employee benefits	-	(1)	-	-
Deferred tax liabilities	(74)	(11)	-	6
Trade and other payables	-	-	-	10

Current liabilities
Interest-bearing loans and borrowings	-	(3)	-	-
Trade and other payables	(24)	(72)	-	41
Net identifiable assets and liabilities	549	952	-	(156)

Non-controlling interest	(114)	(14)	-	-

Goodwill on acquisitions and goodwill disposed of	398	803	-	(187)
Loss/(gain) on disposal	-	-	(42)	(406)
Prior year payments	-	(143)	-	-
Consideration to be paid	(375)	(365)	-	-
Net cash paid on prior years acquisitions	136	34	-	(5)
Consideration paid/(received)	594	1 267	(42)	(754)

Cash (acquired)/ disposed of	(5)	(45)	-	75
Net cash outflow / (inflow)	589	1 222	(42)	(679)

In the first quarter of 2017, AB InBev and Keurig Green Mountain, Inc. established a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules.

During 2017, AB InBev collected 42m US dollar proceeds from prior years’ sale of SeaWorld to Blackstone.

During 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

The company undertook a series of additional acquisitions and disposals during 2016 and 2017, with no significant impact in the company’s consolidated financial statements.

7.   OTHER OPERATING INCOME/(EXPENSES)

Million US dollar	2017	2016

Government grants	404	432
License income	65	65
Net (additions to)/reversals of provisions	(4)	(50)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	154	37
Net rental and other operating income	235	248
	854	732

Research expenses as incurred	276	244

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2017, the company expensed 276m US dollar in research, compared to 244m US dollar in 2016. The spend focused on product innovations, market research, as well as process optimization and product development.

8.   NON-RECURRING ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2017	2016

Restructuring	(468)	(323)
Acquisition costs business combinations	(155)	(448)
Business and asset disposal (including impairment losses)	(39)	377
Impact on profit from operations	(662)	(394)

Non-recurring net finance income/(cost)	(693)	(3 356)
Non-recurring taxes	830	77
Non-recurring non-controlling interest	526	13
Net impact on profit attributable to equity holders of AB InBev	1	(3 659)

The non-recurring restructuring charges for 2017 amount to (468)m US dollar. These charges primarily relate to the SAB integration. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

2017 acquisition costs of business combinations amount to (155)m US dollar are primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (39)m US dollar by year-end 2017 mainly relate to the costs incurred to complete the diposals of the former SAB Central and Eastern Europe business and CCBA during 2017, partly offset by proceeds from prior years’ sale of SeaWorld to Blackstone.

The non-recurring restructuring charges for 2016 total (323)m US dollar. These charges primarily relate to organizational alignments in EMEA and Asia Pacific.

The company incurred non-recurring net finance cost of (693)m US dollar by the end of December 2017 (2016: (3 356)m US dollar cost) - see Note 11 Finance cost and income and non-recurring income tax income of 830m US dollar mainly related to a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017 partially offset by provisions accrued for tax contingencies covered by the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes and Note 18- Deferred tax assets and liabilities,

Non-controlling interest on the non-recurring items amounts to 526m US dollar for 2017 (2016: 13m US dollar).

9.   PAYROLL AND RELATED BENEFITS

Million US dollar	2017	2016

Wages and salaries	(4 884)	(4 404)
Social security contributions	(699)	(647)
Other personnel cost	(762)	(580)
Pension expense for defined benefit plans	(196)	(194)
Share-based payment expense	(359)	(228)
Contributions to defined contribution plans	(118)	(77)
	(7 018)	(6 130)

Number of full time equivalents (FTE) at year-end	182 915	206 633

The number of full time equivalents can be split as follows:

	2017	2016

AB InBev NV (parent company)	215	225
Other subsidiaries	182 700	206 408
	182 915	206 633

The 2017 increase in payroll and related benefits is mainly due to the full year reporting of the retained operations following the combination with SAB, whereas the reduction in FTEs mainly results from the disposals completed during the year. See also Note 22 – Assets classified as held for sale and discontinued operations.

10.     ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment charges are included in the following line items of the 2017 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 817	40	-
Distribution expenses	199	4	-
Sales and marketing expenses	425	196	-
Administrative expenses	337	248	-
Other operating expenses	4	-	6
	3 782	488	6

Depreciation, amortization and impairment charges were included in the following line items of the 2016 income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 292	21	-
Distribution expenses	143	1	-
Sales and marketing expenses	363	208	-
Administrative expenses	222	218	-
Other operating expenses	2	1	-
	3 025	452	-

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 1m US dollar in 2017 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2016: 9m US dollar).

The 2017 increase in depreciation, amortization and impairment charges is mainly due to the business combination with SAB.

11.	FINANCE COST AND INCOME

RECOGNIZED IN PROFIT OR LOSS

FINANCE COSTS

Million US dollar	2017	2016

Interest expense	(4 314)	(4 092)
Capitalization of borrowing costs	22	12
Net interest on net defined benefit liabilities	(101)	(113)
Accretion expense	(614)	(648)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(304)	(21)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(674)	(797)
Tax on financial transactions	(68)	(70)
Other financial costs, including bank fees	(139)	(131)
	(6 192)	(5 860)

Non-recurring finance cost	(693)	(3 522)
	(6 885)	(9 382)

Finance costs, excluding non-recurring items, increased by 332m US dollar from prior year mainly as a result of interest expense on the bonds issued in 2016 to fund the combination with SAB, as well as interest expenses on the legacy debt of SAB.

Mark-to-market result on certain derivatives related to the hedging of share-based payment programs reached net losses of 291m US dollar in 2017 (2016: 384m US dollar cost).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Non-recurring net finance cost for 2017 includes:

-	261m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans;
-	44m US dollar related to the Brazilian Federal Tax Regularization Program entered into by Ambev – see note 12 Income taxes;
-

100m US dollar related to accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes. See also Note 24 Interest-bearing loans and borrowings;

-

146m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. By 31 December 2017, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 23 Changes in equity and earnings per share;

-	142m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB.

2016 non-recurring finance cost mainly relates to:

-

2 693m US dollar negative mark-to-market adjustments related to the portion of the foreign exchange hedging of the purchase price of the combination with SAB that did not qualify for hedge accounting as per IFRS rules;

-	306m US dollar related to accelerated accretion expenses associated to the 2015 senior facilities agreement, as well as commitment fees and other fees;
-

304m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo and

-	127m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

FINANCE INCOME

Million US dollar	2017	2016

Interest income	287	561
Other financial income	91	91
	378	652

Non-recurring finance income	-	166
	378	818

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2017	2016

Cash and cash equivalents	207	479
Investment debt securities held for trading	16	16
Other loans and receivables	64	66
	287	561

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.   INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2017	2016

Current tax expense
Current year	(3 833)	(1 544)
(Underprovided)/overprovided in prior years	1	47
	(3 832)	(1 497)

Deferred tax (expense)/income
Origination and reversal of temporary differences	1 872	(459)
(Utilization)/recognition of deferred tax assets on tax losses	23	116
Recognition of previously unrecognized tax losses	16	227
	1 912	(116)
Total income tax expense in the income statement	(1 920)	(1 613)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2017	2016

Profit before tax	11 076	4 334
Deduct share of result of associates and joint ventures	430	16
Profit before tax and before share of result of associates and joint ventures	10 646	4 318

Adjustments on taxable basis
Foreign source income	-	(809)
Government incentives	(982)	(769)
Taxable intercompany dividends	-	619
Expenses not deductible for tax purposes	2 374	4 351
Other non-taxable income	(178)	(415)
	11 860	7 296

Aggregated weighted nominal tax rate	28.5%	32.7%

Tax at aggregated weighted nominal tax rate	(3 378)	(2 387)

Adjustments on tax expense
Utilization of tax losses not previously recognized	23	76
Recognition of deferred taxes assets on previous years’ tax losses	16	229
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(143)	(975)
(Underprovided)/overprovided in prior years	1	63
Deductions from interest on equity	553	644
Deductions from goodwill	57	63
Other tax deductions	723	869
US Tax reform (change in tax rate and other)	1 760	-
Change in tax rate (other)	(59)	(1)
Withholding taxes	(386)	(286)
Brazilian Federal Tax Regularization Program	(870)	-
Other tax adjustments	(217)	93
	(1 920)	(1 613)

Effective tax rate	18.0%	37.4%

The total income tax expense for 2017 amounts to 1 920m US dollar compared to 1 613m US dollar for 2016. The effective tax rate decrease from 37.4% for 2016 to 18.0% for 2017.

The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment results mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represents the company’s current best estimate of the deferred tax liability re-measurement resulting from the US Tax reform and is recognized as a non-recurring gain per 31 December 2017. The estimate will be updated in 2018 once the company will have analyzed all necessary information to complete the exhaustive computation. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal

Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized as non-recurring amount to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) is reported in the income tax line and 141m Brazilian real (44m US dollar) in the finance line.

The 2016 effective tax rate was negatively impacted by the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the combination with SAB that could not qualify for hedge accounting.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the period ended 31 December 2017 is 22.9% (2016: 20.9%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2017	2016

Income tax (losses)/gains
Re-measurements of post-employment benefits	(39)	54
Cash flow and net investment hedges	(95)	(258)
	(134)	(204)

13.   PROPERTY, PLANT AND EQUIPMENT

	31 December 2017				31 December 2016
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year as reported	12 483	30 611	2 561	45 655	35 329
Adjustments	(469)	(834)	-	(1 303)	-
Balance at end of previous year as adjusted	12 014	29 777	2 561	44 352	35 329
Effect of movements in foreign exchange	378	988	65	1 431	(156)
Acquisitions	192	1 512	2 518	4 221	4 395
Acquisitions through business combinations	81	85	2	169	9 346
Disposals	(344)	(1 193)	(29)	(1 566)	(1 683)
Disposals through the sale of subsidiaries	(14)	(45)	-	(60)	(88)
Transfer (to)/from other asset categories and other movements[1]	435	2 594	(2 852)	177	(1 487)
Balance at end of the period	12 742	33 717	2 265	48 724	45 655

Depreciation and impairment losses
Balance at end of previous year	(3 065)	(15 068)	-	(18 133)	(16 377)
Effect of movements in foreign exchange	(118)	(579)	-	(697)	(190)
Depreciation	(472)	(3 095)	-	(3 567)	(2 986)
Disposals	141	1 020	-	1 161	1 431
Disposals through the sale of subsidiaries	9	39	-	48	(27)
Impairment losses	(2)	(83)	-	(85)	(39)
Transfer to/(from) other asset categories and other movements[1]	(7)	(260)	-	(267)	56
Balance at end of the period	(3 514)	(18 026)	-	(21 540)	(18 132)

Carrying amount
at 31 December 2016 as reported	9 418	15 543	2 561	27 522	27 522
at 31 December 2016 as adjusted	8 949	14 709	2 561	26 219	26 219
at 31 December 2017	9 228	15 691	2 265	27 184	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 14m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 550m US dollar as at 31 December 2017 compared to 817m US dollar as at 31 December 2016.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

AB InBev’s net capital expenditures amounted to 4 124m US dollar in 2017 and 4 768m US dollar in 2016. Out of the total 2017 capital expenditures approximately 45% was used to improve the company’s production facilities while 30% was used for logistics and commercial investments and 25% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2017 of leased land and buildings was 300m US dollar (31 December 2016: 302m US dollar).

14.   GOODWILL

Million US dollar	31 December 2017	31 December 2016

Acquisition cost
Balance at end of previous year as reported	136 566	65 099
Adjustments	(669)	-
Balance at end of previous year as adjusted	135 897	65 099
Effect of movements in foreign exchange	4 684	(2 222)
Disposals through the sale of subsidiaries	-	(187)
Acquisitions through business combinations	398	74 886
Reclassified as held for sale	-	(1 008)
Balance at end of the period	140 980	136 566

Impairment losses
Balance at end of previous year	(34)	(38)
Impairment losses	(6)	-
Effect of movements in foreign exchange and other movements	-	4
Balance at end of the period	(40)	(34)

Carrying amount
at 31 December 2016 as reported	136 533	136 533
at 31 December 2016 as adjusted	135 864	135 864
at 31 December 2017	140 940	-

Current year acquisitions through business combinations primarily reflect acquisitions of craft breweries in the US and in China, and resulted in the recognition of goodwill of 398m US dollar.

In 2017, the company completed the purchase price allocation to the individual assets acquired and liabilities assumed as part of the SAB combination, including the allocation of goodwill to the different business units in compliance with IFRS 3. The combination with SAB resulting in the recognition of goodwill of 72 406m US dollar (compared to 74 083m US dollar on a provisional basis).

The business combinations that took place in 2016, other than the combination with SAB, resulted in goodwill recognition of 803m US dollar. See also Note 6 Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different business unit levels as follows:

Million US dollar Business unit	2017	2016 as reported
SAB	-	73 736
USA	33 277	33 056
Colombia	20 425	-
South Africa	18 551	-
Peru	15 074	-
Mexico	12 580	12 035
Rest of Africa	8 326	-
Australia	6 922	-
Brazil	5 523	5 531
South Korea	4 119	3 652
Ecuador	3 925	-
China	2 914	2 710
Honduras & El Salvador	2 335	-
Canada	2 056	1 892
Other countries	4 913	4 928
Reclassified as held for sale[1]	-	(1 008)
	140 940	136 533

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Colombia, South Africa, Mexico and Peru, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

1 See also note 22 Assets classified as held for sale and discontinued operations

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 57% of AB InBev’s total assets as at 31 December 2017, is tested for impairment at the business unit level (that is one level below the operating segments). The business unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s business units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major business units and the business units showing a high invested capital to EBITDA multiple, and valuation multiples for its other business units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

•

In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per business unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

•

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

•

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices (CPI), based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

•	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

•	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 0% and 3%.

The WACC applied in US dollar nominal terms were as follows:

Business unit	2017
US	6%
Colombia	7%
South Africa	8%
Mexico	9%
Peru	7%
Ecuador	11%
Australia	6%
Rest of Africa	10%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a business unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.	INTANGIBLE ASSETS

	31 December 2017					31 December 2016
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year as reported	42 077	2 715	1 872	306	46 969	31 719
Adjustments	-	261	(40)	-	221	-
Balance at end of previous year as adjusted	42 077	2 976	1 832	306	47 191	31 719
Effect of movements in foreign exchange	973	110	170	33	1 286	(805)
Acquisitions through business combinations	411	-	-	6	417	20 723
Acquisitions and expenditures	8	24	124	156	312	563
Disposals	-	(32)	(95)	(64)	(191)	(161)
Transfer (to)/from other asset categories and other movements[1]	(67)	(174)	146	(49)	(144)	(5 070)
Balance at end of period	43 402	2 904	2 177	388	48 871	46 969

Amortization and impairment losses
Balance at end of previous year	(32)	(1 124)	(1 151)	(94)	(2 401)	(2 042)
Effect of movements in foreign exchange	-	(49)	(88)	(2)	(139)	34
Amortization	-	(198)	(275)	(25)	(498)	(446)
Impairment losses	-	-	-	-	-	(3)
Disposals	-	23	56	10	89	142
Transfer to/(from) other asset categories and other movements[1]	-	(31)	(14)	(3)	(48)	(86)
Balance at end of period	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)

Carrying value
at 31 December 2016 as reported	42 045	1 591	720	212	44 568	44 568
at 31 December 2016 as adjusted	42 045	1 852	681	212	44 789	44 789
at 31 December 2017	43 370	1 525	705	274	45 874	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred. As of 31 December 2017, the carrying amount of the intangible assets amounted to 45 874m US dollar (31 December 2016: 44 568m US dollar) of which 43 595m US dollar was assigned an indefinite useful life (31 December 2016: 42 272m US dollar) and 2 279m US dollar a finite life (31 December 2016: 2 296m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2017	2016

USA	21 960	21 570
Colombia	3 820	3 803
South Africa	3 899	3 518
Mexico	3 058	2 920
Peru	2 825	2 731
Australia	2 773	2 373
South Korea	1 058	938
Ecuador	595	604
China	403	373
Dominican Republic	353	366
Rest of Africa	1 353	1 364
Other countries	1 498	1 712
	43 595	42 272

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonable possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

16.	INVESTMENTS IN ASSOCIATES

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2017		2016
Million US dollar	Castel[1]	Efes	Castel[1]	Efes

Balance at 1 January	2 793	750	-	-
Combination with SAB	-	-	2 932	895
Dividends received	(23)	-	-	-
Share of results of associates	354	(2)	18	(27)
Effect of movements in foreign exchange	356	(54)	(158)	(119)
Balance at 31 December	3 480	694	2 793	750

Summarized financial information of the company’s material associates is as follows:

	2017		2016
Million US dollar	Castel[1]	Efes	Castel[1]	Efes

Current assets	4 894	2 415	3 970	1 058
Non-current assets	3 912	5 243	2 900	4 668
Current liabilities	1 724	1 106	1 391	561
Non-current liabilities	857	2 494	547	1 570
Non-controlling interests	879	1 520	762	1 464
Net assets	5 346	2 538	4 170	2 131

Revenue	5 447	3 415	1 236	659
Profit (loss)	746	(7)	42	(111)
Other comprehensive income (loss)	(94)	553	(108)	75
Total comprehensive income (loss)	652	546	(66)	(35)

Reconciliation of the above summarized financial information to the carrying amount of the interest in Castel and Efes recognized in the consolidated financial statements is as follows:

	2017		2016
Million US dollar	Castel[1]	Efes	Castel[1]	Efes

Net assets of the associate	5 346	2 538	4 170	2 131
Interest in associates (%)	20-40	24	20-40	24
Interest in associate	1 293	609	939	511
Goodwill	2 187	85	1 854	239
Carrying amount of investment in associates	3 480	694	2 793	750

During 2017, associates that are not individually material contributed to 78m US dollar to the results of investment in associates (2016: 47m US dollar).

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	INVESTMENT SECURITIES

Million US dollar	2017	2016

Non-current investments
Investments in unquoted companies – available for sale	76	58
Debt securities held to maturity	24	24
	100	82

Current investments
Debt securities held for trading	1 304	5 659
	1 304	5 659

As of 31 December 2017, current debt securities of 1 304m US dollar mainly represented investments in US Treasury Bills. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

The securities available for sale consist of investments in unquoted companies and are measured at cost as their fair value cannot be reliably determined.

1 Brasseries Internationales Holding Ltd, Société des Brasseries et Glacières Internationales SA, Algerienne de Bavaroise Spa, BIH Brasseries Internationales Holding (Angola) Ltd, Marocaine d’Investissements et de Services SA, Skikda Bottling Company SARL, Société de Boissons de I’Ouest Algerien SARL, and Société des Nouvelles Brasseries together make up Castel’s African beverage operations. Details of individual ownership percentages are included in Note 36 AB InBev companies.

18.	DEFERRED TAX ASSETS AND LIABILITIES

The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2017
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	324	(2 586)	(2 262)
Intangible assets	113	(11 387)	(11 274)
Inventories	114	(63)	51
Trade and other receivables	148	(62)	86
Interest-bearing loans and borrowings	431	(646)	(215)
Employee benefits	663	(10)	653
Provisions	562	(17)	545
Derivatives	40	(49)	(9)
Other items	200	(796)	(596)
Loss carry forwards	1 130	-	1 130
Gross deferred tax assets/(liabilities)	3 725	(15 616)	(11 891)

Netting by taxable entity	(2 509)	2 509	-
Net deferred tax assets/(liabilities)	1 216	(13 107)	(11 891)

	2016
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	533	(4 017)	(3 484)
Intangible assets	200	(14 863)	(14 663)
Inventories	145	(95)	50
Trade and other receivables	74	(59)	15
Interest-bearing loans and borrowings	322	(456)	(134)
Employee benefits	704	(22)	682
Provisions	578	(234)	344
Derivatives	42	(30)	12
Other items	147	(1 119)	(972)
Loss carry forwards	1 278	-	1 278
Reclassified as held for sale	(4)	1 459	1 455
Gross deferred tax assets/(liabilities)	4 019	(19 436)	(15 417)

Netting by taxable entity	(2 758)	2 758	-
Net deferred tax assets/(liabilities) as reported	1 261	(16 678)	(15 417)
Adjustments	-	1 975	1 975
Net deferred tax assets/(liabilities) as adjusted	1 261	(14 703)	(13 442)

The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2017	2016

Balance at 1 January as reported	(15 417)	(10 780)
Adjustments	1 975	-
Balance at 1 January as adjusted	(13 442)	(10 780)
Recognized in profit or loss	1 912	(116)
Recognized in other comprehensive income	(134)	(204)
Acquisitions through business combinations	(74)	(5 623)
Reclassified as held for sale	-	1 455
Other movements and effect of changes in foreign exchange rates	(153)	(149)
Balance at 31 December as reported	(11 891)	(15 417)
Balance at 31 December as adjusted	-	(13 442)

Following the US Tax reform enancted on 22 December 2017 whereby the US Federal tax rate was reduced from 35% to 21%, the company adjusted the deferred tax liabilities set up in 2008 in line with IFRS, as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets. This adjustment provisionally estimated at 1.8 billion US dollar was recognized as a non-recurring tax gain – see also Note 12 – Income Taxes.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

On 31 December 2017, a deferred tax liability of 111m US dollar (2016: 121m US dollar) relating to investment in subsidiaries has not been recognized because management believes that this liability will not be incurred in the foreseeable future.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 4 449m US dollar (2016: 4 499m US dollar). 2 077m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 67m US dollar, 88m US dollar and 116m US dollar expire within respectively 1, 2 and 3 years, while 2 101m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	INVENTORIES

Million US dollar	2017	2016 Adjusted	2016 Reported

Prepayments	101	90	90
Raw materials and consumables	2 304	2 119	2 143
Work in progress	387	391	391
Finished goods	1 216	1 166	1 166
Goods purchased for resale	111	124	124
	4 119	3 889	3 913

Inventories other than work in progress
Inventories stated at net realizable value	57	42	42
Carrying amount of inventories subject to collateral	-	-	-

The cost of inventories recognized as an expense in 2017 amounts to 21 386m US dollar, included in cost of sales (2016: 17 803m US dollar).

Impairment losses on inventories recognized in 2017 amount to 72m US dollar (2016: 70m US dollar).

20.	TRADE AND OTHER RECEIVABLES

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2017	2016

Cash deposits for guarantees	209	200
Loans to customers	13	15
Deferred collection on disposals	11	11
Tax receivable, other than income tax	68	105
Trade and other receivables	533	537
	834	868

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2017	2016 Adjusted	2016 Reported

Trade receivables and accrued income	4 752	4 523	4 562
Interest receivable	6	10	10
Tax receivable, other than income tax	368	572	572
Loans to customers	166	85	85
Prepaid expenses	428	316	316
Other receivables	846	846	846
	6 566	6 352	6 391

The fair value of trade and other receivables equals their carrying amounts as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2017 and 2016 respectively:

		Of which:	Of which not impaired as of the reporting date and past
		neither	due
	Net carrying	impaired nor
	amount as of	past due on
	December 31,	the reporting	Less than	Between 30	Between 60	More than
	2017	date	30 days	and 59 days	and 89 days	90 days

Trade receivables and accrued income	4 752	4 369	265	47	40	31
Loans to customers	179	179	-	-	-	-
Interest receivable	6	6	-	-	-	-
Other receivables	846	803	19	6	14	4
	5 783	5 357	284	53	54	35

	Net carrying amount as of December 31, 2016	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 562	4 201	189	64	37	70
Loans to customers	100	96	-	2	2	-
Interest receivable	10	10	-	-	-	-
Other receivables	846	721	42	21	6	56
	5 518	5 028	231	87	45	126

In accordance with IFRS 7 Financial Instruments: Disclosures, the above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2017 amount to 59m US dollar (2016: 40m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	CASH AND CASH EQUIVALENTS

Million US dollar	31 December 2017	31 December 2016

Short-term bank deposits	3 896	3 231
Treasury Bills	-	250
Cash and bank accounts	6 576	5 098
Cash and cash equivalents	10 472	8 579

Bank overdrafts	(117)	(184)
	10 355	8 395

The cash outstanding per 31 December 2017 includes restricted cash for an amount of 2m US dollar (31 December 2016: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

22.	ASSETS CLASSIFIED AS HELD FOR SALE, LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	31 December 2017	31 December 2016

Balance at the end of previous year as reported	16 439	48
Adjustments	19	-
Balance at the end of previous year as adjusted	16 458	48
Combination with SAB	-	24 805
Disposals from SAB transaction-related divestitures	(15 514)	(16 342)
Reclassified to assets held for sale in the period	91	7 959
Disposals	(26)	(28)
Effect of movements in foreign exchange	132	(51)
Other movements	(1 008)	48
Balance at the end of year as reported	133	16 439
Balance at the end of year as adjusted	-	16 458

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE
Million US dollar	31 December 2017	31 December 2016

Balance at the end of previous year	2 174	-
Reclassified to assets held for sale in the period	-	2 174
Disposals from SAB transaction-related divestitures	(1 166)	-
Other movements	(1 008)	-
Balance at the end of year	-	2 174

Completion of CCBA disposal

On 4 October 2017, AB InBev announced the completion of the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion US dollar, after customary adjustments. AB InBev stopped consolidating CCBA in its consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Following completion, CCBA will remain subject to the agreement reached with the South African Government and the South African Competition Authorities on several conditions, all of which were previously announced.

In addition the companies continue to work towards finalizing the terms and conditions of the agreement for The Coca-Cola Company to acquire AB InBev’s interest in, or the bottling operations of, its businesses in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador, and Honduras. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions. By 31 December 2017, the assets and liabilities of the above operations were not reported as assets classified as held for sale and liabilities associated with assets held for sale.

SAB announced divestitures

Proceeds from assets held for sale in the period also relate to the completion of the divestitures of the businesses formerly owned by SAB in Poland, the Czech Republic, Slovakia, Hungary and Romania, and the completion of the sale of the company’s indirect shareholding in Distell Group Limited in South Africa to the Public Investment Corporation Limited. The results of the Central and Eastern European businesses acquired through the SAB combination exclusively with a view to resale, qualified as discontinued operations and have been presented as such in these consolidated financial statements until the completion of the disposal on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the disposal on 12 April 2017.

On 11 October 2016, the company completed the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business. These businesses had been classified as assets held for sale upon the combination with SAB.

23.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2017:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar

At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	-	-	-
	85.5	(8 980)	(1 452)

As at 31 December 2017, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 85 541 785 are held in treasury by AB InBev and its subsidiaries. All shares are new ordinary shares, except for 325 999 817 Restricted Shares. As at 31 December 2017, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the new ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2017, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 206m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE - PURCHASE OF OWN SHARES

During 2017, the company proceeded with the following sale transactions:

●	778 668 shares were granted to executives of the group according to the company’s executive remuneration policy;
●	3 025 512 shares were sold, as a result of the exercise of options granted to employees of the group.

At the end of the period, the group owned 85 541 785 own shares of which 85 000 000 were held directly by AB InBev. The par value of the shares is 0.61 euro. As a consequence, the shares that were sold during the year 2017 represent 2 783 038 US dollar (2 320 550 euro) of the subscribed capital and the shares that the company still owned at the end of 2017 represent 62 580 115 US dollar ( 52 180 489 euro) of the subscribed capital.

DIVIDENDS

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 28 February 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was proposed by the Board of Directors, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro.

On 27 October 2016, an interim dividend of 1.60 euro per share or 3 091m euro was approved by the Board of Directors. This interim dividend was paid out on 17 November 2016. On 26 April 2017, in addition to the interim dividend paid on 17 November 2016, a dividend of 2.00 euro per share or 3 856m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2016 fiscal year of 3.60 euro per share or 6 947m euro. The dividend was paid out on 4 May 2017.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2017, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 4 May 2017, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar. On 16 November 2017, the company paid a coupon of 1.60 euro per share or approximately 42m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. As of 31 December 2017, the outstanding balance of loaned securities amounted to 19 million, of which 17 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 053	-	-	1 053
Cash flow hedges	-	(158)	-	(158)
Re-measurements of post-employment benefits	-	-	(53)	(53)
Total comprehensive income	1 053	(158)	(53)	842
As per 31 December 2017	(13 705)	586	(1 665)	(14 784)

Million US dollar	Translation reserves	Hedging reserves	Post-employment benefits	Total OCI reserves

As per 1 January 2016	(11 493)	(1 217)	(1 400)	(14 110)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(3 265)	-	-	(3 265)
Foreign exchange contracts recognized in equity in relation to the SAB combination	-	(7 099)	-	(7 099)
Foreign exchange contracts reclassified from equity
in relation to the SAB combination		8 837		8 837
Cash flow hedges	-	223	-	223
Re-measurements of post-employment benefits	-	-	(212)	(212)
Total comprehensive income	(3 265)	1 961	(212)	(1 516)
As per 31 December 2016	(14 758)	744	(1 612)	(15 626)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2017 is based on the profit attributable to equity holders of AB InBev of 7 996m US dollar (31 December 2016: 1 241m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 934	1 606
Effect of restricted shares issued upon the SAB combination	-	94
Effect of shares issued and share buyback programs	-	(20)
Effect of stock lending	14	12
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary and restricted shares at 31 December	1 971	1 717

The calculation of diluted earnings per share is based on the profit attributable to equity holders of AB InBev of 7 996m US dollar (31 December 2016: 1 241m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2017	2016

Weighted average number of ordinary and restricted shares at 31 December	1 971	1 717
Effect of share options and restricted stock units	39	38
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 010	1 755

The calculation of earnings per share before non-recurring items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2017	2016[1]

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	7 967	4 853
Non-recurring items, before taxes (refer to Note 8)	(662)	(394)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	(693)	(3 356)
Non-recurring taxes (refer to Note 8)	830	77
Non-recurring non-controlling interest (refer to Note 8)	526	13
Profit from discontinued operations	28	48
Profit attributable to equity holders of AB InBev	7 996	1 241

1 Reclassified to conform to 2017 presentation.

The table below sets out the EPS calculation:

Million US dollar	2017	2016

Profit attributable to equity holders of AB InBev	7 996	1 241
Weighted average number of ordinary and restricted shares	1 971	1 717
Basic EPS from continuing and discontinued operations	4.06	0.72

Profit from continuing operations attributable to equity holders of AB InBev	7 968	1 193
Weighted average number of ordinary and restricted shares	1 971	1 717
Basic EPS from continuing operations	4.04	0.69

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	7 967	4 853
Weighted average number of ordinary and restricted shares	1 971	1 717
EPS from continuing operations before non-recurring items	4.04	2.83

Profit attributable to equity holders of AB InBev	7 996	1 241
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755
Diluted EPS from continuing and discontinued operations	3.98	0.71

Profit from continuing operations attributable to equity holders of AB InBev	7 968	1 193
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755
Diluted EPS from continuing operations	3.96	0.68

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	7 967	4 853
Weighted average number of ordinary and restricted shares (diluted)	2 010	1 755
Diluted EPS from continuing operations before non-recurring items	3.96	2.77

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2017.

24.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	2017	2016

Secured bank loans	230	210
Unsecured bank loans	153	8 266
Unsecured bond issues	108 327	105 146
Unsecured other loans	53	111
Finance lease liabilities	186	208
	108 949	113 941

CURRENT LIABILITIES Million US dollar	2017	2016

Secured bank loans	272	652
Commercial papers	1 870	2 053
Unsecured bank loans	739	1 396
Unsecured bond issues	4 510	4 481
Unsecured other loans	15	10
Finance lease liabilities	27	26
	7 433	8 618

The current and non-current interest-bearing loans and borrowings amount to 116.4 billion US dollar as of 31 December 2017, compared to 122.6 billion US dollar as of 31 December 2016.

Commercial papers amount to 1.9 billion US dollar as of 31 December 2017 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2017, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
15 May 2017	1 300	Canadian dollar	2.600%	15 May 2024
15 May 2017	700	Canadian dollar	4.320%	15 May 2047
24 May 2017	650	Pound sterling	1.750%	7 March 2025
24 May 2017	700	Pound sterling	2.250%	24 May 2029
24 May 2017	900	Pound sterling	2.850%	25 May 2037
6 September 2017	550	Australian dollar	3.250%	6 September 2022
6 September 2017	650	Australian dollar	3.750%	6 September 2024
6 September 2017	450	Australian dollar	4.100%	6 September 2027
6 September 2017	300	Australian dollar	3M BBSW+97bps	6 September 2022

In connection with the combination with SAB, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The financing consisted of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 senior facilities agreement”).

During the first half of 2016, AB InBev cancelled the Bridge to Cash / DCM Facilities A & B and Term Facility A for a total of 55 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities following the issuance of bonds to pre-finance the SAB combination.

On 6 October 2016, the company drew down 8.0 billion US dollar under the Term Facility B and 10.0 billion US dollar under the Disposal Bridge Facility to finance the acquisition of SAB and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion US dollar of the Term Facility B. On 20 October 2016, the company fully repaid the Disposal Bridge Facility, following completion of the disposals of SAB’s interests in MillerCoors and the global Miller brand, SAB’s interest in China Resources Snow Breweries and part of SAB’s European business – see also Note 6 – Acquisitions and disposals of subsidiaries of the 31 December 2016 consolidated financial statements.

On 10 April 2017, the company repaid 6 billion US dollar of the 8 billion US dollar Term Facility B and on 12 June 2017, AB InBev fully repaid the remaining 2 billion US dollar outstanding. This Term Loan was the last remaining facility of the 75 billion US dollar credit facilities raised in October 2015 to finance the combination with SAB. A summation of the Facilities, related cancellations and drawdowns as of 31 December 2017 is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (billion US dollar)	2016 Cancellation (billion US dollar)	October 2016 Drawdown (billion US dollar)	October 2016 Repayment (billion US dollar)	April 2017 Repayment (billion US dollar)	June 2017 Repayment (billion US dollar)
Term Facility A	3 Years	LIBOR + 110	25.0	(25.0)	-	-	-	-
Term Facility B	5 Years	LIBOR + 125	10.0	(2.0)	(8.0)	-	6.0	2.0
Disposal Bridge Facility	1 Year	LIBOR + 100	10.0	-	(10.0)	10.0	-	-
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15.0	(15.0)	-	-	-	-
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15.0	(15.0)	-	-	-	-
			75.0	(57.0)	(18.0)	10.0	6.0	2.0

The facilities bore interest calculated at the LIBOR rate for a period equal to the length of the interest period plus an applicable margin. The margins on each facility were determined based on ratings assigned by rating agencies to AB InBev long-term debt. For Term Facility B, the margin ranged between 1.00% per annum and 1.45% per annum.

Customary commitment fees were payable on any undrawn but available funds under the 2015 senior facilities agreement. These fees were recorded in 2016 as exceptional finance cost.

On 19 April 2017, the company announced the final results of U.S. private exchange offers for any and all of the outstanding notes listed below in exchange for a combination of AB InBev’s notes due 2048 and cash:

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (thousand US dollar)	Principal amount outstanding exchanged[1] (thousand US dollar)	Principal amount not exchanged (thousand US dollar)
Anheuser-Busch Companies	7.55% Debentures due 2030	200 000	74 046	125 954
Anheuser-Busch Companies	6.80% Debentures due 2031	200 000	19 986	180 014
Anheuser-Busch Companies	6.80% Debentures due 2032	300 000	126 932	173 068
Anheuser-Busch Companies	5.95% Debentures due 2033	300 000	148 183	151 817
Anheuser-Busch Companies	5.75% Debentures due 2036	300 000	192 686	107 314
Anheuser-Busch Companies	6.45% Debentures due 2037	500 000	252 556	247 444
Anheuser Busch InBev Worldwide Inc.	6.375% Notes due 2040	500 000	255 575	244 425
Anheuser-Busch Companies	6.00% Debentures due 2041	250 000	83 583	166 417
Anheuser-Busch Companies	6.50% Debentures due 2042	250 000	74 449	175 551
Anheuser-Busch Companies	6.50% Debentures due 2043	300 000	122 392	177 608

The new notes mature on 6 October 2048 and will bear interest at a rate per annum of 4.439%.

1 In accordance to IAS 39 the exchanged bonds were kept at their previous amortized cost in accordance to IAS 39 rules.

On 11 October 2017, AB InBev announced that the company exercised its option to redeem in full the entire outstanding principal amount of the following series of notes on 10 November 2017:

Issuer	Title of series of notes	Aggregate principal amount (million US dollar)
Anheuser-Busch InBev Finance	1.25% Notes due 2018	1 000
Anheuser-Busch InBev Worldwide	6.50% Notes due 2018	627
Anheuser-Busch Companies	4.50% Notes due 2018	200
Anheuser-Busch Companies	5.50% Notes due 2018	500
ABI SAB Group Holding Limited	6.50% Notes due 2018	73

The total principal amount of the retired notes was 2.4 billion US dollar and the redemption of the notes was financed with cash.

In 2017, the company extended the maturity date of the 9.0 billion US dollar 2010 senior facilities by two years to a new maturity date of August 30, 2022. As at 31 December 2017, there are no amounts drawn down under the 9.0 billion US dollar 2010 senior facilities.

AB InBev is in compliance with all its debt covenants as of 31 December 2017. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	-	-	-	-
Unsecured bank loans	892	739	122	31	-	-
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114
	116 382	7 433	10 253	9 465	18 500	70 731

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	862	652	107	26	21	56
Commercial papers	2 053	2 053	-	-	-	-
Unsecured bank loans	9 662	1 396	195	91	7 980	-
Unsecured bond issues	109 627	4 481	6 234	10 032	18 697	70 183
Unsecured other loans	121	10	20	15	22	54
Finance lease liabilities	234	26	26	31	46	105
	122 559	8 618	6 582	10 195	26 766	70 398

FINANCE LEASE LIABILITIES Million US dollar	2017 Payments	2017 Interests	2017 Principal	2016 Payments	2016 Interests	2016 Principal

Less than one year	42	15	27	45	19	26
Between one and two years	42	13	29	43	16	27
Between two and three years	31	11	20	44	13	31
Between three and five years	40	17	23	70	24	46
More than 5 years	146	32	114	144	40	104
	301	88	213	346	112	234

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 104.4 billion US dollar as of 31 December 2017, from 108.0 billion US dollar as of 31 December 2016. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the proceeds from the announced divestitures completed during 2017 (11.7 billion US dollar), the payment of taxes on disposals completed in 2016 (3.4 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (9.3 billion US dollar), the payment of interests and taxes (6.0 billion US dollar) and the impact of changes in foreign exchange rates (4.2 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	2017	2016

Non-current interest-bearing loans and borrowings	108 949	113 941
Current interest-bearing loans and borrowings	7 433	8 618
	116 382	122 559

Bank overdrafts	117	184
Cash and cash equivalents	(10 472)	(8 579)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(309)	(528)
Debt securities (included within Investment securities)	(1 328)	(5 683)
Net debt	104 390	107 953

25.	EMPLOYEE BENEFITS

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2017, contributions paid into defined contribution plans for the company amounted to 118m US dollar compared to 77m US dollar for 2016. The increase mainly results from the combination with SAB.

DEFINED BENEFIT PLANS

During 2017, the company contributed to 86 defined benefit plans, of which 64 are retirement or leaving service plans, 18 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Barbados, Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 230m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2017, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 971m US dollar as of 31 December 2017 compared to 3 004m US dollar as of 31 December 2016. In 2017, the fair value of the plan assets increased by 446m US dollar and the defined benefit obligations increased by 458m US dollar. The decrease in the employee benefit net liability is mainly driven by positive asset returns and decreases in the irrecoverable surplus.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2017	2016

Present value of funded obligations	(7 506)	(7 044)
Fair value of plan assets	5 623	5 177
Present value of net obligations for funded plans	(1 883)	(1 867)
Present value of unfunded obligations	(904)	(908)
Present value of net obligations	(2 787)	(2 775)

Unrecognized asset	(111)	(168)
Net liability	(2 898)	(2 943)

Other long term employee benefits	(73)	(73)
Reclassified as held for sale	-	12
Total employee benefits	(2 971)	(3 004)

Employee benefits amounts in the balance sheet:
Liabilities	(2 993)	(3 014)
Assets	22	10
Net liability	(2 971)	(3 004)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2017	2016

Defined benefit obligation at 1 January	(7 952)	(7 594)
Current service costs	(74)	(73)
Interest cost	(340)	(347)
Past service gain/(cost)	17	8
Settlements	6	174
Benefits paid	502	482
Contribution by plan participants	(4)	(4)
Acquisition and disposal through business combination	-	(260)
Actuarial gains/(losses) – demographic assumptions	24	(1)
Actuarial gains/(losses) – financial assumptions	(264)	(607)
Experience adjustments	(21)	37
Exchange differences	(343)	256
Transfers and other movements	39	(23)
Defined benefit obligation at 31 December	(8 410)	(7 952)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.9 billion US dollar relating to active employees, 1.6 billion US dollar relating to deferred members and 4.9 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2017	2016

Fair value of plan assets at 1 January	5 177	5 075
Interest income	239	249
Administration costs	(22)	(24)
Return on plan assets exceeding interest income	233	297
Contributions by AB InBev	315	302
Contributions by plan participants	4	4
Benefits paid net of administration costs	(502)	(478)
Acquisition through business combination	-	68
Assets distributed on settlements	(7)	(164)
Exchange differences	214	(155)
Transfers and other movements	(28)	3
Fair value of plan assets at 31 December	5 623	5 177

Actual return on plans assets amounted to a gain of 472m US dollar in 2017 compared to a gain of 546m US dollar in 2016.

The changes in the unrecognized asset are as follows:

Million US dollar	2017	2016

Irrecoverable surplus impact at 1 January	(168)	(137)
Interest expense	(17)	(17)
Changes excluding amounts included in interest expense	74	(14)
Irrecoverable surplus impact at 31 December	(111)	(168)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2017	2016

Current service costs	(74)	(73)
Administration costs	(22)	(24)
Past service cost due to plan amendments and curtailments	17	8
(Losses)/gains on settlements	-	10
(Losses)/gains on due to experience and demographic assumption changes	3	-
Profit from operations	(76)	(79)
Net finance cost	(120)	(115)
Total employee benefit expense	(196)	(194)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2017	2016

Cost of sales	(24)	(59)
Distribution expenses	(10)	(9)
Sales and marketing expenses	(15)	(13)
Administrative expenses	(29)	(15)
Other operating (expense)/income	(4)	10
Non-recurring items	6	7
Net finance cost	(120)	(115)
	(196)	(194)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2017
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev
Discount rate	3.7%	3.6%	8.0%	10.0%	2.6%	4.0%
Price inflation	2.5%	2.0%	3.5%	4.3%	3.3%	2.7%
Future salary increases	-	1.0%	4.3%	5.6%	-	3.5%
Future pension increases	-	2.0%	3.5%	4.3%	3.0%	2.8%
Medical cost trend rate	6.2%-5.0%	4.5%	-	7.9%	-	6.8%-6.4%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

	2016
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.2%	3.9%	7.8%	10.5%	2.7%	4.4%
Price inflation	2.5%	2.0%	3.5%	4.5%	3.4%	2.8%
Future salary increases	-	1.0%	4.8%	5.8%	-	3.5%
Future pension increases	-	2.0%	3.5%	4.5%	3.1%	2.8%
Medical cost trend rate	7.0%-5.0%	4.5%	-	8.2%	-	7.2%-6.5%
Life expectation for a 65 year old male	85	86	82	85	87	86
Life expectation for a 65 year old female	88	89	85	88	89	88

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation is 13.8 years (2016: 14.0 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2017
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(530)	581
Price inflation	0.5%	172	(130)
Future salary increase	0.5%	28	(23)
Medical cost trend rate	1%	55	(47)
Longevity	One year	248	(246)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are what is reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2017			2016
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	27%	-	27%	30%	-	30%
Corporate bonds	37%	-	37%	38%	-	38%
Equity instruments	26%	-	26%	22%	-	22%
Property	-	4%	4%	-	3%	3%
Insurance contracts and others	5%	1%	6%	6%	1%	7%
	95%	5%	100%	96%	4%	100%

AB InBev expects to contribute approximately 311m US dollar for its funded defined benefit plans and 79m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2018.

26.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999 and replaced by a long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”) in 2014, and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”), established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 359m US dollar for the year 2017, as compared to 228m US dollar for the year 2016.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company will also match such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 31m US dollar and cliff vest after five years. During 2016, AB InBev issued 0.7m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 85m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the executive board of management and other senior employees. LTI warrants were subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves the company’s employment.

Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at the company’s shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

1 Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Furthermore, at the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants granted under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

AB InBev granted 0.2m stock options to members of the board of directors during 2017 representing a fair value of approximately 4m US dollar (2016: 0.2m stock options with a fair value of approximately 5m US dollar).

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

During 2017 AB InBev issued 7.8m LTI stock options with an estimated fair value of 149m US dollar, whereby 1.4m options relate to American Depositary Shares (ADSs) and 6.4m options to AB InBev shares. In December 2016 AB InBev issued 4.6m LTI stock options with an estimated fair value of 83m US dollar, whereby 1.3m options relate to American Depositary Shares (ADSs) and 3.3m options to AB InBev shares.

Exceptional incentive stock options

During 2017, approximately 6.5m options were granted to a selected group of members of the senior management of the company considering the significant contribution that these employees can make to the success of the company and the achievement of integration benefits. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 118m US dollar (2016: 13.2m options with an estimated fair value of 228m US dollar).

The options have a duration of 10 years from grant and vest on 1 January 2022. The options only become exercisable provided a performance test is met. Members of the Executive Board of Management were granted an aggregate amount of 1.8m options under this program.

During 2017, approximately 0.8m options were granted to employees of SAB. The grant results from the commitment that AB InBev has made under the terms of the combination with SAB, that it would, for at least one year, preserve the terms and conditions for employment of all employees that remain with SAB. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 14m US dollar (2016: 1.3m options with an estimated fair value of 29m US dollar).

The options have a duration of 10 years as from granting and vest after 3 years. Specific forfeiture rules apply if the employee leaves the company before the vesting date.

During 2017, approximately 18m options were granted to a selected group of members of the senior management of the company, including a number of members of our Executive Board of Management, under a new long term special incentive Plan which is designed to incentivize and retain senior leaders who are considered to be instrumental in achieving our long-term growth agenda over the next 10 years. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 360m US dollar.

The options have a duration of 15 years from grant and vest on 1 January 2028. The options only become exercisable provided a performance test is met. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which will substitute the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2017, approximately 2.0m performance units were granted to senior management of the Disruptive Growth Function (2016: approximately 2.4m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.2m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2017, 0.1m restricted stock units with an estimated fair value of 9m US dollar were granted under this program to a selected number of employees (2016: 0.4m restricted stock units with an estimated fair value of 40m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. During 2017, 0.8m options were granted under the program to a member of the Executive Board of Management. Each option gives the grantee the right to purchase one existing AB InBev share. The options granted have an estimated fair value of 15m US dollar. In

2016, 0.2m restricted stock units with an estimated fair value of 18m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2017, employees purchased 0.1m shares under this program for the equivalent of 5 m US dollar (2016: equivalent of 0.5m US dollar). Out of these, 0.1m shares were purchased by a member of the Executive Board of Management.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2017, 0.3m options were exchanged against ordinary blocked shares. In 2016, no unvested options were exchanged against ordinary blocked shares. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2017, no new options were issued. In 2016, 0.2m new options were issued, representing the economic value of the dividend protection feature.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2017 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2017	2016	2015

Fair value of options granted	19.94	17.40	21.78
Share price	117.77	103.77	125.29
Exercise price	117.77	103.77	125.29
Expected volatility	23%	24%	24%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.72%	0.54%	0.82%

Expected volatility is based on historical volatility calculated using 3 295 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2017	2016	2015

Options outstanding at 1 January	64.9	47.6	45.6
Options issued during the year	35.0	20.4	9.7
Options exercised during the year	(3.0)	(2.2)	(6.6)
Options forfeited during the year	(3.9)	(0.9)	(1.1)
Options outstanding at the end of December	93.0	64.9	47.6

The range of exercise prices of the outstanding options is between 10.32 euro (12.38 US dollar)1 and 121.95 euro (146.25 US dollar) while the weighted average remaining contractual life is 7.32 years.

Of the 93.0m outstanding options 9.8m are vested at 31 December 2017.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2017	2016	2015

Options outstanding at 1 January	76.25	64.50	51.35
Granted during the year	117.24	104.71	126.67
Exercised during the year	38.94	32.45	32.47
Forfeited during the year	108.26	88.68	54.88
Outstanding at the end of December	98.32	76.25	64.50
Exercisable at the end of December	59.66	40.62	37.15

For share options exercised during 2017, the weighted average share price at the date of exercise was 102.60 euro (123.04 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2017	2016	2015

Restricted stock units outstanding at 1 January	5.8	5.6	5.8
Restricted stock units issued during the year	0.7	1.4	1.0
Restricted stock units exercised during the year	(0.7)	(1.1)	(1.0)
Restricted stock units forfeited during the year	(0.4)	(0.1)	(0.2)
Restricted stock units outstanding at the end of December	5.4	5.8	5.6

1 Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.8 m restricted stock units in 2017 with an estimated fair value of 5m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2017, Ambev granted 20.4m LTI stock options with an estimated fair value of 42m US dollar (2016: 24.8m LTI stock options with an estimated fair value of 44m US dollar).

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2017 Ambev grants are as follows:

Amounts in US dollar unless otherwise indicated[1]	2017	2016	2015

Fair value of options granted	1.97	1.90	2.01
Share price	5.99	5.27	4.72
Exercise price	5.99	5.27	4.72
Expected volatility	27%	27%	27%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	10.10%	12.40%	15.90%

The total number of outstanding Ambev options developed as follows:

Million options	2017	2016	2015

Options outstanding at 1 January	131.3	121.7	126.1
Options issued during the year	20.4	24.8	16.6
Options exercised during the year	(13.5)	(11.6)	(20.0)
Options forfeited during the year	(2.9)	(3.7)	(1.0)
Options outstanding at the end of December	135.2	131.3	121.7

The range of exercise prices of the outstanding options is between 0.01 Brazilian real (0.00 US dollar) and 26.09 Brazilian real (7.89 US dollar) while the weighted average remaining contractual life is 6.40 years.

Of the 135.2m outstanding options 40.2m options are vested at 31 December 2017.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2017	2016	2015

Options outstanding at 1 January	4.19	3.17	3.79
Granted during the year	5.99	5.27	4.72
Exercised during the year	1.76	0.77	1.29
Forfeited during the year	5.41	3.94	5.21
Outstanding at the end of December	4.92	4.26	3.17
Exercisable at the end of December	1.14	1.12	0.84

For share options exercised during 2017, the weighted average share price at the date of exercise was 18.87 Brazilian real (5.71 US dollar).

The total number of outstanding Ambev restricted stock units developed as follows:

Million restricted stock units	2017	2016	2015

Restricted stock units outstanding at 1 January	19.3	19.1	17.5
Restricted stock units issued during the year	0.8	7.3	2.7
Restricted stock units exercised during the year	(2.9)	(6.1)	(0.8)
Restricted stock units forfeited during the year	(0.9)	(1.0)	(0.3)
Restricted stock units outstanding at the end of December	16.3	19.3	19.1

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

During 2017, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (0.3m AB InBev shares in 2016) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar (5m US dollar in 2016) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

1 Amounts have been converted to US dollar at the closing rate of the respective period.

27.	PROVISIONS

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2017 as reported	232	1 592	454	2 278
Adjustments	-	(126)	394	268
Balance at 1 January 2017 as adjusted	232	1 466	848	2 546
Effect of changes in foreign exchange rates	15	20	38	73
Acquisitions through business combinations	-	-	-	-
Provisions made	88	185	35	308
Provisions used	(186)	(135)	(99)	(419)
Provisions reversed	(2)	(160)	2	(160)
Other movements	6	7	39	52
Balance at 31 December 2017	153	1 383	864	2 400

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	153	69	22	60	2

Disputes
Income and indirect taxes	701	138	464	57	42
Labor	135	37	7	85	6
Commercial	44	16	19	6	3
Excise duties	59	-	6	53	-
Other disputes	444	30	296	117	1
	1 383	221	792	318	52

Other provisions	864	595	6	263	-
Total provisions	2 400	885	820	641	54

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2017, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2017	2016 Adjusted	2016 Reported

Indirect taxes payable	157	159	159
Trade payables	380	465	465
Deferred consideration on acquisitions	699	379	379
Other payables	226	313	325
	1 462	1 316	1 328

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	2017	2016

Trade payables and accrued expenses	15 240	14 071
Payroll and social security payables	1 284	1 027
Indirect taxes payable	2 862	2 750
Interest payable	1 790	1 797
Consigned packaging	1 111	974
Dividends payable	479	447
Deferred income	30	52
Deferred consideration on acquisitions	1 723	1 640
Other payables	243	327
	24 762	23 086

Deferred consideration on acquisitions is mainly comprised of 1.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”) as amended in 2017 to allow for a partial exercise of the option, which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%.

29.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading.

The following table provides an overview of the derivative financial instruments outstanding at year-end by maturity bucket. The amounts included in this table are the notional amounts.

	2017					2016
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	11 637	233	-	-	-	22 396	96	-	-	-
Foreign currency futures	655	-	-	-	-	610	-	-	-	-

Interest rate
Interest rate swaps	1 075	2 250	750	1 883	88	1 292	1 075	2 250	784	3 630
Cross currency interest rate swaps	711	1 797	-	5 900	1 176	1 553	785	1 796	460	1 134
Interest rate futures	-	-	5	-	-	-	-	46	77	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	565

Commodities
Aluminum swaps	1 412	21	-	-	-	1 211	31	-	-	-
Other commodity derivatives	1 214	144	-	-	-	1 124	189	-	-	-

Equity
Equity derivatives	11 799	-	-	-	-	10 087	235	-	-	-

A. FOREIGN CURRENCY RISK

AB InBev incurs foreign currency risk on borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON THE COMBINATION WITH SAB

During 2015 and 2016, AB InBev entered into derivative foreign exchange forward contracts, as well as other non-derivative items also documented in a hedge accounting relationship, in order to economically hedge against exposure to changes in the US dollar exchange rate for the cash component of the SAB purchase consideration in pound sterling and South African rand. Although these derivatives and non-derivative items were considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules. Since inception of the derivative contracts in 2015 and upon the completion of the combination with SAB, 12.3 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 7.4 billion US dollar qualified for hedge accounting and was, accordingly, allocated as part of the consideration paid.

The portion that did not qualify for hedge accounting was reported as an exceptional finance cost in the profit and loss account in 2016 - see Note 11 Finance cost and income. Furthermore, the settlement of the derivatives that did not qualify for hedge accounting was classified as cash flow from financing activities in the consolidated cash flow statement.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, AB InBev’s policy is to hedge operational transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operational transactions that are certain are hedged without any limitation in time. Non-operational transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are certain.

The table below provides an indication of the company’s main net foreign currency positions as regards firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2017			31 December 2016
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Canadian dollar	(32)	32	-	(52)	52	-
Euro/Mexican peso	(275)	246	(29)	(159)	197	38
Euro/Pound sterling	(82)	110	28	(33)	146	113
Euro/Russian ruble	(58)	68	10	(64)	93	29
Euro/South African rand	(84)	84	-	(64)	64	-
Euro/South Korean won	(53)	44	(9)	(63)	55	(8)
Euro/Ukrainian hryvnia	(58)	-	(58)	(60)	-	(60)
Euro/US dollar	(271)	425	154	(924)	483	(441)
Pound sterling/Euro	(87)	128	41	(69)	71	2
Pound sterling/US dollar	(40)	40	-	(492)	162	(330)
US dollar/Argentinean peso	(678)	678	-	(219)	219	-
US dollar/Australian dollar	(469)	192	(277)	(171)	73	(98)
US dollar/Bolivian boliviano	(20)	20	-	(59)	59	-
US dollar/Brazilian real	(1 184)	1 184	-	(1 102)	1 102	-
US dollar/Canadian dollar	(306)	306	-	(347)	347	-
US dollar/Chilean peso	(324)	324	-	(255)	255	-
US dollar/Chinese yuan	(303)	134	(169)	(248)	228	(20)
US dollar/Colombian peso	(319)	195	(124)	(202)	187	(15)
US dollar/Euro	(157)	145	(12)	(115)	68	(47)
US dollar/Honduran lempira	-	-	-	(172)	-	(172)
US dollar/Mexican peso	(1 143)	873	(270)	(952)	1 065	113
US dollar/Nigerian naira	(172)	-	(172)	(87)	-	(87)
US dollar/Paraguayan guarani	(108)	108	-	(136)	136	-
US dollar/Peruvian nuevo sol	(255)	154	(101)	(196)	123	(73)
US dollar/Russian ruble	(45)	30	(15)	(71)	91	20
US dollar/South African rand	(72)	66	(6)	(95)	95	-
US dollar/South Korean won	(20)	60	40	(48)	112	64
US dollar/Tanzanian shilling	(2)	-	(2)	(85)	14	(71)
US dollar/Ukrainian hryvnia	(18)	-	(18)	(22)	-	(22)
US dollar/Uruguayan peso	(57)	57	-	(44)	44	-
US dollar/Zambian kwacha	(4)	-	(4)	(89)	-	(89)
Others	(118)	104	(14)	(390)	71	(319)

Further analysis on the impact of open currency exposures is performed in the Currency Sensitivity Analysis below.

In conformity with IAS 39 hedge accounting rules, these hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

FOREIGN EXCHANGE RISK ON NET INVESTMENTS IN FOREIGN OPERATIONS

AB InBev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges and include both derivative and non-derivative financial instruments.

As of 31 December 2017, designated derivative and non-derivative financial instruments in a net investment hedge relationship amount to 7 424m US dollar equivalent (15 583m US dollar in 2016) in Holding companies and approximately 1 669m US dollar equivalent (1 497m US dollar in 2016) at Ambev level. Those derivatives and non-derivatives are used to hedge foreign operations with functional currencies mainly denominated in Brazilian real, Canadian dollar, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar.

FOREIGN EXCHANGE RISK ON FOREIGN CURRENCY DENOMINATED DEBT

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging related to the debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

CURRENCY SENSITIVITY ANALYSIS

Currency transactional risk

Most of AB InBev’s non-derivative monetary financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. However, the company can have open positions in certain countries for which hedging can be limited as the illiquidity of the local foreign exchange market prevents the company from hedging at a reasonable cost. The transactional foreign currency risk mainly arises from open positions in Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Nigerian naira, Peruvian nuevo sol, pound sterling, Russian ruble, South African rand, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2017
	Closing rate 31 December 2017	Possible closing rate[1]	Volatility of rates in %

Euro/Mexican peso	23.67	20.81 - 26.53	12.07%
Euro/Pound sterling	0.89	0.82 - 0.96	7.94%
Euro/Russian ruble	69.12	60.86 - 77.38	11.95%
Euro/South Korean won	1 280.41	1 181.37 – 1 379.44	7.73%
Euro/Ukrainian hryvnia	33.66	30.39 - 36.93	9.72%
Euro/US dollar	1.20	1.11 - 1.28	7.12%
Pound sterling/US dollar	1.35	1.16 - 1.54	13.99%
US dollar/Australian dollar	1.28	1.18 - 1.38	7.50%
US dollar/Chinese yuan	6.51	6.15 - 6.86	5.45%
US dollar/Colombian peso	2 988.60	2 732.94 – 3 244.26	8.55%
US dollar/Euro	0.83	0.77 - 0.89	7.12%
US dollar/Mexican peso	19.74	17.45 - 22.02	11.59%
US dollar/Nigerian naira	360.03	284.18 - 435.87	21.07%
US dollar/Peruvian nuevo sol	3.24	3.11 - 3.38	4.19%
US dollar/Russian ruble	57.63	51.43 - 63.83	10.76%
US dollar/South African rand	12.35	10.44 - 14.25	15.39%
US dollar/South Korean won	1 067.63	921.4 – 1 213.86	13.70%
US dollar/Tanzanian shilling	2 235.44	2 176.76 – 2 294.12	2.63%
US dollar/Ukrainian hryvnia	28.07	26.86 - 29.27	4.30%
US dollar/Zambian kwacha	9.98	8.91 - 11.05	10.72%

	2016
	Closing rate 31 December 2016	Possible closing rate[2]	Volatility of rates in %

Euro/Mexican peso	21.78	18.12 - 25.45	16.83%
Euro/Pound sterling	0.86	0.76 - 0.96	11.63%
Euro/Russian ruble	63.94	51.45 - 76.43	19.53%
Euro/Ukrainian hryvnia	28.66	24.85 - 32.47	13.30%
Euro/US dollar	1.05	0.97 - 1.14	8.09%
Pound sterling/US dollar	1.23	1.06 - 1.40	13.99%
US dollar/Australian dollar	1.38	1.23 - 1.54	11.22%
US dollar/Chinese yuan	6.94	6.57 - 7.32	5.45%
US dollar/Colombian peso	3 002.14	2 449.43 - 3 554.86	18.41%
US dollar/Euro	0.95	0.87 - 1.03	8.09%
US dollar/Honduran lempira	23.49	23.36 - 23.63	0.57%
US dollar/Mexican peso	20.66	17.20 - 24.13	16.76%
US dollar/Nigerian naira	315.28	192.49 - 438.07	38.95%
US dollar/Peruvian nuevo sol	3.35	3.11 - 3.60	7.29%
US dollar/Russian ruble	60.66	48.77 - 72.55	19.60%
US dollar/South Korean won	1 203.90	1 039.01 – 1 368.80	13.70%
US dollar/Tanzanian shilling	2 180.87	2 151.10 – 2 210.64	1.37%
US dollar/Ukrainian hryvnia	27.19	24.27 - 30.11	10.74%
US dollar/Zambian kwacha	9.94	8.06 - 11.82	18.91%

Had the Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Nigerian naira, Peruvian nuevo sol, pound sterling, Russian ruble, South African rand, South Korean won, Tanzanian shilling, Ukrainian hryvnia and Zambian kwacha weakened/strengthened during 2017 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2017 impact on consolidated profit before taxes would have been approximately 142m US dollar (112m US dollar in 2016) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2017, shows a positive/negative pre-tax impact on equity reserves of 639m US dollar (774m US dollar in 2016).

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

NET FOREIGN EXCHANGE RESULTS

Foreign exchange results recognized on unhedged and hedged exposures and from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2017	2016

Cash flow hedges - hedged items	(2)	98
Cash flow hedges - hedging instruments (reclassified from equity)	(11)	(151)
Economic hedges - hedged items not part of a hedge accounting relationship	406	9
Economic hedges - hedging instruments not part of a hedge accounting relationship	(455)	(45)
Other results - not hedged	(242)	68
	(304)	(21)

B.	INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

FAIR VALUE HEDGE

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company entered into several US dollar fixed/floating interest rate swaps to manage and reduce the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 3.0 billion US dollar.

These derivative instruments have been designated in a fair value hedge accounting relationship.

CASH FLOW HEDGE

Canadian dollar bond hedges (foreign currency risk + interest rate risk on borrowings in Canadian dollar)

In January 2013, the company issued a series of notes in an aggregated principal amount of 1.2 billion Canadian dollar. These bonds bear interest at 2.375% with maturity in January 2018 and 3.375% with maturity in January 2023.

The company entered into several Canadian dollar fixed/US dollar fixed cross currency interest rate swaps to manage and reduce the impact of changes in the Canadian dollar exchange rate and interest rate on these bonds.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for an equivalent of 500m pound sterling. This bond bears interest at 4.00% per year with maturity in September 2025.

The company entered into several pound sterling fixed/euro fixed cross currency interest rate swaps to manage and reduce the impact of changes in the pound sterling exchange rate and interest rate on this bond.

These derivative instruments have been designated in a cash flow hedge accounting relationship.

ECONOMIC HEDGE

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2017 and 2016, Ambev invested in highly liquid Brazilian real denominated government debt securities.

The company also entered into interest rate future contacts in order to offset the Brazilian real interest rate exposure of such government bonds. Since both instruments are measured at fair value with changes recorded into profit or loss, no hedge accounting designation was done.

INTEREST RATE SENSITIVITY ANALYSIS

In respect of interest-bearing financial liabilities, the table below indicates their effective interest rates at balance sheet date as well as the split per currency in which the debt is denominated.

31 December 2017	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.68%	234	2.68%	234
Brazilian real	9.22%	122	7.61%	199
Canadian dollar	2.09%	207	2.45%	224
Euro	0.35%	3 398	0.35%	3 415
South Africa rand	8.00%	666	8.00%	666
US dollar	1.48%	1 285	1.43%	2 521
Other	16.68%	450	16.68%	450
		6 362		7 709

Fixed rate
Australian dollar	3.70%	1 838	3.70%	1 838
Brazilian real	6.43%	206	5.86%	112
Canadian dollar	3.08%	2 543	3.19%	2 176
Euro	1.88%	26 386	1.70%	34 251
Peruvian nuevo sol	6.87%	33	6.87%	33
Pound sterling	3.83%	4 403	3.80%	3 734
South Korean won	-	-	2.50%	1 000
US dollar	4.18%	74 476	4.51%	65 394
Other	3.36%	252	2.36%	252
		110 137		108 790

31 December 2016	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Brazilian real	9.76%	205	12.62%	729
Canadian dollar	1.55%	386	1.55%	386
Euro	0.20%	3 037	0.12%	4 046
South African rand	8.30%	446	8.30%	446
US dollar	1.82%	10 187	2.33%	18 002
Other	18.75%	352	18.75%	352
		14 613		23 961

Fixed rate
Australian dollar	3.85%	520	3.85%	520
Brazilian real	6.67%	375	6.20%	258
Canadian dollar	2.93%	886	2.89%	554
Euro	0.26%	23 991	1.86%	26 396
Peruvian nuevo sol	5.88%	119	5.88%	119
Pound sterling	6.80%	2 212	9.75%	594
South Korean won	-	-	2.50%	1 000
US dollar	4.06%	79 615	4.15%	68 928
Other	11.41%	412	11.41%	412
		108 130		98 782

At 31 December 2017, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging listed above includes bank overdrafts of 117m US dollar.

As disclosed in the above table, 7 709m US dollar or 6.62% of the company’s interest bearing financial liabilities bear a variable interest rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2017
	Interest rate 31 December 2017[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	6.90%	5.29% - 8.50%	23.27%
Canadian dollar	1.54%	1.38% - 1.71%	10.72%
Euro	-	-	3.50%
South African rand	7.16%	6.88% - 7.43%	3.84%
US dollar	1.69%	1.59% - 1.80%	6.00%

1 Applicable 3-month InterBank Offered Rates as of 31 December 2017 and as of 31 December 2016.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017 and at December 2016. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

	2016
	Interest rate 31 December 2016[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	13.20%	12.88% - 13.53%	2.46%
Canadian dollar	0.95%	0.87% - 1.02%	7.83%
Euro	-	-	11.84%
South African rand	7.36%	6.95% - 7.77%	5.55%
US dollar	1.00%	0.89% - 1.11%	11.08%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2017, with all other variables held constant, 2017 interest expense would have been 12m US dollar higher/lower (2016: 23m US dollar). This effect would be more than offset by -81m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2016: 53m US dollar).

INTEREST EXPENSE

Interest expense recognized on unhedged and hedged financial liabilities and the net interest expense from the related hedging derivative instruments can be summarized per type of hedging relationship as follows:

Million US dollar	2017	2016

Financial liabilities measured at amortized cost – not hedged	(4 375)	(4 119)
Fair value hedges – hedged items	(34)	(73)
Fair value hedges – hedging instruments	23	42
Cash flow hedges – hedged items	(25)	(24)
Cash flow hedges – hedging instruments (reclassified from equity)	26	16
Net investment hedges - hedging instruments (interest component)	77	34
Economic hedges - hedged items not part of a hedge accounting relationship	-	8
Economic hedges - hedging instruments not part of a hedge accounting relationship	(6)	24
	(4 314)	(4 092)

C.	COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has important exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2017, the company has the following commodity derivatives outstanding (in notional amounts): aluminum swaps for 1 412m US dollar (2016: 1 242m US dollar), natural gas and energy derivatives for 211m US dollar (2016: 189m US dollar), exchange traded sugar futures for 87m US dollar (2016: 93m US dollar), corn swaps for 223m US dollar (2016: 179m US dollar), exchange traded wheat futures for 509m US dollar (2016: 557m US dollar), rice swaps for 221m US dollar (2016: 190m US dollar) and plastic derivatives for 91m US dollar (2016: 105m US dollar). These hedges are designated in a cash flow hedge accounting relationship.

COMMODITY PRICE SENSITIVITY ANALYSIS

The impact of changes in the commodity prices for AB InBev’s derivative exposures would have caused an immaterial impact on 2017 profits as most of the company’s commodity derivatives are designated in a hedge accounting relationship.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2017, would have on the equity reserves.

	2017
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[3]	Prices increase	Prices decrease

Aluminum	14.83%	212	(212)
Sugar	29.38%	26	(26)
Wheat	30.99%	158	(158)
Energy	20.37%	43	(43)
Rice	20.20%	45	(45)
Corn	24.81%	45	(45)
Plastic	17.50%	15	(15)

1 Applicable 3-month InterBank Offered Rates as of 31 December 2017 and as of 31 December 2016.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017 and at December 2016. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

3 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

	2016
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[1]	Prices increase	Prices decrease

Aluminum	15.80%	196	(196)
Sugar	32.63%	30	(30)
Wheat	26.43%	147	(147)
Energy	28.60%	54	(54)
Rice	26.38%	50	(50)
Corn	24.30%	44	(44)
Plastic	18.62%	20	(20)

D.	EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SAB. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 31 December 2017, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 579m US dollar recognized in the profit or loss account for the period, of which 291m US dollar related to the company’s share-based payment programs, 146m US dollar and 142m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 3.2 billion US dollar between 2012 and 2016 and a cash outflow of 0.3 billion US dollar in 2017 and, accordingly, a decrease of counterparty risk.

EQUITY PRICE SENSITIVITY ANALYSIS

The sensitivity analysis on the share-based payments hedging program, calculated based on a 15.68% (2016: 22.84%) reasonable possible volatility2 of the AB InBev share price and with all the other variables held constant, would show 1 422m US dollar positive/negative impact on the 2017 profit before tax (2016: 2 236m US dollar).

E.	CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure to counterparty credit risk through minimum counterparty credit guidelines, diversification of counterparties, working within agreed counterparty limits and through setting limits on the maturity of financial assets. The company has furthermore master netting agreements with all of the financial institutions that are counterparties to the over the counter (OTC) derivative financial instruments. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the risk of counterparty default per 31 December 2017 to be limited.

AB InBev has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade. The company monitors counterparty credit exposures closely and reviews any downgrade in credit rating immediately. To mitigate pre-settlement risk, minimum counterparty credit standards become more stringent as the duration of the derivative financial instruments increases. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2016.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

EXPOSURE TO CREDIT RISK

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2017			2016
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Debt securities held for trading	1 304	-	1 304	5 659	-	5 659
Available for sale	83	(7)	76	65	(7)	58
Held to maturity	24	-	24	24	-	24
Trade receivables	4 917	(194)	4 723	4 399	(202)	4 197
Cash deposits for guarantees	209	-	209	200	-	200
Loans to customers	179	-	179	100	-	100
Other receivables	2 326	(117)	2 209	2 818	(109)	2 709
Derivatives	483	-	483	1 117	-	1 117
Cash and cash equivalents	10 472	-	10 472	8 579	-	8 579
	19 997	(318)	19 679	22 961	(318)	22 643

There was no significant concentration of credit risks with any single counterparty per 31 December 2017 and no single customer represented more than 10% of the total revenue of the group in 2017.

IMPAIRMENT LOSSES

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2017
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total

Balance at 1 January	(7)	(202)	-	(109)	(318)
Impairment losses	-	(55)	-	(4)	(59)
Derecognition	-	53	-	1	54
Currency translation and other	-	10	-	(5)	5
Balance at 31 December	(7)	(194)	-	(117)	(318)

	2016
Million US dollar	Available for sale	Trade receivables	Loans to customers	Other receivables	Total
Balance at 1 January	(9)	(230)	-	(99)	(338)
Impairment losses	-	(43)	-	-	(43)
Derecognition	-	69	-	2	71
Currency translation and other	2	2	-	(12)	(8)
Balance at 31 December	(7)	(202)	-	(109)	(318)

F.	LIQUIDITY RISK

AB InBev’s primary sources of cash flow have historically been cash flows from operating activities, the issuance of debt, bank borrowings and the issuance of equity securities. AB InBev’s material cash requirements have included the following:

◾	Debt service;

◾	Capital expenditures;

◾	Investments in companies;

◾	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

◾	Share buyback programs; and

◾	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalent and short term investments, along with the derivative instruments and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	2017
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	-	-	-	-
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	-	-
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	-	-	-	-
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)
	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)

Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	-	-	-
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	-	-	-
Equity derivatives	(1 036)	(1 134)	(1 134)	-	-	-	-
	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)

Of which: directly related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

	2016
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(862)	(937)	(676)	(116)	(33)	(32)	(80)
Commercial papers	(2 053)	(2 054)	(2 054)	-	-	-	-
Unsecured bank loans	(9 662)	(11 057)	(1 618)	(535)	(365)	(8 535)	(4)
Unsecured bond issues	(109 627)	(162 300)	(7 284)	(10 262)	(13 713)	(25 383)	(105 658)
Unsecured other loans	(122)	(279)	(27)	(41)	(33)	(41)	(137)
Finance lease liabilities	(234)	(346)	(44)	(42)	(44)	(70)	(146)
Bank overdraft	(184)	(184)	(184)	-	-	-	-
Trade and other payables	(24 879)	(25 398)	(23 717)	(449)	(209)	(331)	(692)
	(147 623)	(202 555)	(35 604)	(11 445)	(14 397)	(34 392)	(106 717)

Derivative financial assets/(liabilities)
Interest rate derivatives	(267)	(269)	5	3	(13)	(35)	(229)
Foreign exchange derivatives	47	42	44	(2)	-	-	-
Cross currency interest rate swaps	(32)	(58)	22	(97)	-	55	(38)
Commodity derivatives	125	117	107	10	-	-	-
Equity derivatives	(490)	(499)	(499)	-	-	-	-
	(617)	(667)	(321)	(86)	(13)	20	(267)

Of which: directly related to cash flow hedges	28	6	176	(112)	(2)	-	(56)

G.	CAPITAL MANAGEMENT

AB InBev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. When analyzing AB InBev’s capital structure the company uses the same debt/equity classifications as applied in the company’s IFRS reporting.

H.	FAIR VALUE

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In conformity with IAS 39 all derivatives are recognized at fair value in the balance sheet.

The fair value of derivative financial instruments is either the quoted market price or is calculated using pricing models taking into account current market rates.

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The fair value of these instruments generally reflects the estimated amount that AB InBev would receive on the settlement of favorable contracts or be required to pay to terminate unfavorable contracts at the balance sheet date, and thereby takes into account any unrealized gains or losses on open contracts.

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	2017	2016	2017	2016	2017	2016

Foreign currency
Forward exchange contracts	151	492	(211)	(441)	(60)	51
Foreign currency futures	1	3	(2)	(7)	(1)	(4)

Interest rate
Interest rate swaps	14	26	(37)	(216)	(23)	(190)
Cross currency interest rate swaps	9	182	(906)	(214)	(897)	(32)
Other interest rate derivatives	-	-	(73)	(77)	(73)	(77)

Commodities
Aluminum swaps	178	69	(5)	(8)	173	61
Sugar futures	24	22	(20)	(5)	4	17
Wheat futures	34	52	(22)	(30)	12	22
Other commodity derivatives	10	46	(20)	(21)	(10)	25

Equity
Equity derivatives	62	225	(1 098)	(715)	(1 036)	(490)
	483	1 117	(2 394)	(1 734)	(1 911)	(617)

Of which:
Non-current	25	146	(937)	(471)	(912)	(325)
Current	458	971	(1 457)	(1 263)	(999)	(292)

The following table summarizes the carrying amounts of the fixed rate interest-bearing financial liabilities as recognized in the balance sheet and the fair value of these liabilities. The fair value was assessed using common discounted cash-flow method based on market conditions existing at the balance sheet date. Therefore, the fair value of the fixed interest-bearing liabilities is within level 2 of the fair value hierarchy as set forth by IFRS 13 – Fair value measurement. Floating rate interest-bearing financial liabilities and all trade and other receivables and payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amounts as recognized in the balance sheet are a reasonable approximation of their fair values:

Interest-bearing financial liabilities Million US dollar	2017 Carrying amount[1]	2017 Fair value	2016 Carrying amount[1]	2016 Fair value
Fixed rate
Australian dollar	(1 838)	(1 896)	(520)	(518)
Brazilian real	(206)	(206)	(375)	(375)
Canadian dollar	(2 543)	(2 574)	(886)	(954)
Euro	(26 386)	(26 942)	(23 991)	(26 684)
Peruvian nuevo sol	(33)	(33)	(119)	(118)
Pound sterling	(4 403)	(4 902)	(2 212)	(2 847)
US dollar	(74 476)	(83 482)	(79 615)	(85 397)
Other	(252)	(252)	(412)	(411)
	(110 137)	(120 287)	(108 130)	(117 305)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	1 304	5	-
Derivatives at fair value through profit and loss	-	89	-
Derivatives in a cash flow hedge relationship	9	340	-
Derivatives in a fair value hedge relationship	-	36	-
Derivatives in a net investment hedge relationship	-	9	-
	1 313	479	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	2 210
Derivatives at fair value through profit and loss	1	1 210	-
Derivatives in a cash flow hedge relationship	28	341	-
Derivatives in a fair value hedge relationship	-	129	-
Derivatives in a net investment hedge relationship	-	685	-
	29	2 365	2 210

Fair value hierarchy 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	5 659	-	-
Derivatives at fair value through profit and loss	1	338	-
Derivatives in a cash flow hedge relationship	30	549	-
Derivatives in a fair value hedge relationship	-	54	-
Derivatives in a net investment hedge relationship	-	145	-
	5 690	1 086	-

Financial Liabilities
Non-derivatives recognized at fair value	-	1 485	-
Deferred consideration on acquisitions at fair value	-	-	1 826
Derivatives at fair value through profit and loss	3	818	-
Derivatives in a cash flow hedge relationship	27	524	-
Derivatives in a fair value hedge relationship	-	354	-
Derivatives in a net investment hedge relationship	-	8	-
	30	3 189	1 826

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 31 December 2017, the put option was valued 1 669m US dollar (2016: 1 497m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by accretion expenses and currency translation. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

I.	OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

	2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	1 117	1 117	(1 054)	63
Derivative liabilities	(1 734)	(1 734)	1 261	(473)

30.	OPERATING LEASES

Non-cancelable operating leases are payable and receivable as follows:

	2017
	Pub leases		Other operational leases			Net lease
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor	obligations

Within one year	(131)	80	(179)	47	2	(181)
Between one and five years	(486)	294	(523)	131	7	(577)
After five years	(573)	197	(208)	14	4	(566)
	(1 190)	571	(910)	192	13	(1 324)

	2016
	Pub leases		Other operational leases			Net lease
Million US dollar	Lessee	Sublease	Lessee	Sublease	Lessor	obligations

Within one year	(95)	69	(153)	30	2	(147)
Between one and five years	(350)	246	(339)	66	5	(372)
After five years	(538)	156	(183)	15	2	(548)
	(983)	471	(675)	111	9	(1 067)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases maturing in November 2034 represent an undiscounted obligation of 1 190m US dollar. The pubs leased from Cofinimmo are subleased for an average outstanding period of 6 to 8 years and represent an undiscounted right to receive 571m US dollar. These leases are subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, factory facilities and other commercial buildings under operating leases. The leases typically run for an initial period of five to ten years, with an option to renew the lease after that date. This represents an undiscounted obligation of 910m US dollar. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. Also in this category AB InBev has sublet some of the leased properties, representing an undiscounted right of 192m US dollar.

At 31 December 2017, 307m US dollar was recognized as an expense in the income statement in respect of operating leases as lessee (2016: 272m US dollar), while 128m US dollar was recognized as income in the income statement in respect of subleases (2016: 117m US dollar).

The company also leases out part of its own property under operating leases. At 31 December 2017, 10m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2016: 10m US dollar).

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

31.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Million US dollar	2017	2016

Collateral given for own liabilities	426	490
Collateral and financial guarantees received for own receivables and loans to customers	326	228
Contractual commitments to purchase property, plant and equipment	550	817
Contractual commitments to acquire loans to customers	16	11
Other commitments	1 834	1 768

The collateral given for own liabilities of 426m US dollar at 31 December 2017 contains 209m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (217m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 326m US dollar at 31 December 2017. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 550m US dollar at 31 December 2017.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 16m US dollar at 31 December 2017.

As at 31 December 2017, the following M&A related commitments existed:

●

In a transaction related to the combination of AB InBev and Grupo Modelo select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

●

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. On 1 December 2017, Ambev announced that ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar. The transaction closed in January 2018 resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2017, the put option was valued 1 669m US dollar (2016: 1 497m US dollar). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

●

On 11 October 2016, AB InBev was notified by The Coca-Cola Company of its intention to transition AB InBev’s stake in Coca-Cola Beverages Africa (“CCBA”). On 21 December 2016, The Coca-Cola Company and the company have reached an agreement regarding the transition of AB InBev’s 54.5% equity stake in CCBA for 3.15 billion US dollar, after customary adjustments. CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire the companies’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount. These transactions are subject to the relevant regulatory and minority approvals in different jurisdictions.

●

In September 2017, AB InBev entered into a transaction with Compañia Cervecerías Unidas S.A. (“CCU”) whereby AB InBev will recover the distribution rights for Budweiser in Argentina for a consideration of approximately 300m US dollar. As part of the transaction, AB InBev will transfer the brands Isenbeck and Diosa to CCU. Concurrently, AB InBev and Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from CCU. The agreement also foresees the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) along with 50m US dollar by Quilmes to CCU. The closing of these transactions is subject to the approval of the Argentinean antitrust authority.

●

On 11 October 2016, AB InBev completed the disposal of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” to Molson Coors Brewing Company. The disposal was completed for 12 billion US dollar in cash, subject to a downward purchase price adjustment. AB InBev set up a provision of 330m US dollar as part of the opening balance sheet related to the purchase price adjustment. The parties entered into a settlement agreement on 21 January 2018 for 330m US dollar of which 328m US dollar constitutes the purchase price adjustment amount.

Other commitments amount to 1 834m US dollar at 31 December 2017 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 19 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2017, 17 million loaned securities were used to fulfil stock option plan commitments.

32.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2017, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2017	31 December 2016

Income tax and social contribution	9 600	8 878
Value-added and excise taxes	5 987	4 924
Other taxes	1 390	605
	16 977	14 407

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment with a motion of injunction, which was granted to Ambev. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In 2013, 2016 and 2017, Ambev received other tax assessments related to profits of its foreign subsidiaries. As of 31 December 2017, Ambev management estimates the exposure of approximately 6.1 billion Brazilian real (1.8 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 44m Brazilian real (13m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev was notified of the clarified decision in January 2018. The Administrative Court’s decision was partly favorable to Ambev. Therefore Ambev will file a judicial proceeding to discuss the unfavorable part of the decision. The remaining part, which was favorable to Ambev, will be reexamined by the Administrative Upper Court. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to the Lower Administrative Court. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 8.3 billion Brazilian real (2.5 billion US dollar) as of 31 December 2017. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, the Lower Administrative Court remanded the case back to the first level administrative judgment due to processual matters. In July 2017, Ambev was notified of the new first level decision and filed a new appeal to the Lower Administrative Court. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.6 billion Brazilian real (0.5 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a response in December 2017 and is awaiting the first level administrative decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

1 Amounts have been converted to US dollar at the closing rate of the respective period.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision on the other judicial case and filed an appeal to the court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. In July 2016, Ambev was notified of the unfavorable first level administrative decision and filed an appeal to the Upper Administrative Court at the legal term. In August 2017, the Lower Administrative Court ruled in favor of Ambev’s appeal and in December 2017, Ambev was notified of that decision. The Brazilian tax authorities forfeited their right to appeal that decision. In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev presented a defense and awaits the first level administrative decision. In December 2016, Ambev received a new tax assessment related to the same matter, regarding the period of 2011, 2012 and 2013. Ambev presented a defense and awaits the first level administrative decision. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.4 billion Brazilian real (1.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection with this assessment.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. As of 31 December 2017, Ambev management estimates the exposure of approximately 7.2 billion Brazilian real (2.2 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017. Arosuco has not recorded any provision in connection therewith.

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In July 2017, CRBS was notified of an unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to include this tax assessment in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and discussing the matter at Courts. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible loss related to these assessments to be approximately 3.2 billion Brazilian real (1.0 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the above mentioned proceedings. Ambev is challenging these charges before Courts. Ambev management estimates the possible loss related to these assessments to be approximately 0.9 billion Brazilian real (0.3 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Ambev management estimates the possible loss related to these assessments to be approximately 1.5 billion Brazilian real (0.5 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that has tax incentives. Ambev management estimates the possible losses related to these assessments to be approximately 1.9 billion Brazilian real (0.6 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Ambev was assessed by the State of Rio de Janeiro to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October, 2015 and January, 2016, Ambev paid the amounts under discussion in an incentive tax program under which discounts were granted, in the total amount of approximately 0.3 billion Brazilian real (0.1 billion US dollar). In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. After the above mentioned payments, Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2017. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by the company is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before Courts. Among other similar cases, the company received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on three relevant cases. Ambev presented a defense against such decisions to the Upper House of the Administrative Tax Court of the State of Minas Gerais and currently awaits a judgement. In 2017, Ambev received ten relevant assessments from the State of Rio de Janeiro which amounts to 0.9 billion Brazilian real (0.3 billion US dollar). Ambev presented defenses against such tax assessments and now awaits the decision by the Administrative Courts. Ambev management estimates the total possible loss related to this issue to be approximately 5.8 billion Brazilian real (1.8 billion US dollar) as of 31 December 2017. Ambev has recorded provisions in the total amount of 7m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at Courts. Ambev management estimates the possible loss related to these assessments to be approximately 3.1 billion Brazilian real (0.9 billion US dollar) as of 31 December 2017. No related provision has been made.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2017.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the EPR matter, considering the company’s and its counsel assessment in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2017.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 847m Brazilian real (256m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November, 2017 the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and our external counsels strongly believe that the chance of loss of these cases are remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4 million US dollar) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other European Union member states to Belgium. On 30 November 2017, the European Commission informed AB InBev of its preliminary view in a Statement of Objections that these practices are an infringement and invited AB InBev to respond, which it shall do. The fact that a Statement of Objections has been issued does not mean that the European Commission has concluded that there is an infringement. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the combination with former SAB.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 8m US dollar. Plaintiffs’ counsel has received approximately 1m US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. On 22 February 2017, the 8th Circuit Court of Appeals affirmed the lower court’s ruling, and awarded the enhanced pension benefit to the BEC Class. In addition, the Appeals Court remanded the case back to the lower court in order to determine whether the precise amount of the enhanced pension can be calculated. The company and counsel for the plaintiffs are currently working to resolve issues surrounding the amount of potential benefits owed to the BEC Class. The Company is also awaiting for plaintiffs’ counsel to file their fee application. The company believes the total amount of the enhanced pension liability to be approximately 68m US dollar.

33.	NON-CONTROLLING INTERESTS

As of 31 December 2017 and 2016, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 62% ownership. The tables below provide summarized information of Ambev’s audited consolidated financial statements as of as of 31 December 2017 and 2016, in accordance with International Financial Reporting Standards.

Summarized financial information of Ambev, in which the company has material non-controlling interests, is as follows:

Million US dollar	2017	2016

Summarized balance sheet information
Current assets	7 472	7 329
Non-current assets	18 783	18 396
Current liabilities	8 672	8 829
Non-current liabilities	3 078	2 582
Equity attributable to equity holders	13 908	13 754
Non-controlling interests	597	560

Summarized income statement and comprehensive income information
Revenue	14 961	13 123
Net income	2 452	3 765

Attributable to:
Equity holders	2 290	3 611
Non-controlling interests	162	155

Net income	2 452	3 765
Other comprehensive income	809	(1 534)
Total comprehensive income	3 261	2 231

Attributable to:
Equity holders	3 090	2 190
Non-controlling interests	171	41

Summarized cash flow information
Cash flow from operating activities	5 583	3 552
Cash flow from investing activities	(960)	(1 697)
Cash flow from financing activities	(4 018)	(3 351)
Net increase/(decrease) in cash and cash equivalents	605	(1 496)

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 1.1 billion US dollar and 1.2 billion US dollar for 2017 and 2016, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador, and Peru.

In 2017 non-controlling interests reduced by 2.4 billion US dollar as a result of purchase and sale of non-controlling interests mainly related to the transition of AB InBev equity stake in CCBA. See also Note 22 – Assets classified as held for sale and discontinued operations.

34.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. In particular, members of the executive board of management participate in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (refer Note 26 Share-based Payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2017		2016
Million US dollar	Directors	Executive board management	Directors	Executive board management

Short-term employee benefits	2	28	2	18
Post-employment benefits	-	1	-	-
Other long-term employee benefits	-	-	-	-
Share-based payments	3	68	3	64
	5	97	5	82

Directors’ compensation consists mainly of directors’ fees.

During 2017, AB InBev entered into the following transactions:

●

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 0.8m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2017.

●

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 5.4m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2017. The outstanding balance of these transactions as of 31 December 2017 amounts to 1.1m US dollar.

With the exception of the abovementioned transactions, key management personnel were not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2017	2016

Non-current assets	12	11
Current assets	5	5
Non-current liabilities	11	9
Current liabilities	6	6
Result from operations	(3)	(6)
Profit attributable to equity holders of AB InBev	(3)	(7)

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2017	2016

Gross profit	91	(47)
Current assets	73	(8)
Current liabilities	20	20

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in US.

35.	EVENTS AFTER THE BALANCE SHEET DATE

BOND ISSUANCE

On 23 January 2018, Anheuser-Busch InBev SA/NV issued 4.25 billion euro aggregate principal amount of bonds. The bonds comprise the following series: 1.5 billion euro aggregate principal amount of floating rate Notes due 15 April 2024 bearing interest at annual rate of 30 basis point above three-month EURIBOR; 2.0 billion euro aggregate principal amount of fixed rate Notes due 22 January 2027 bearing interest at an annual rate of 1.150% and 0.75 billion euro aggregate principal amount of fixed rate Notes due 23 January 2035 bearing interest at an annual rate of 2.000%.

The proceeds of the Notes will be used for general corporate purposes. The Notes were issued by Anheuser-Busch InBev SA/NV under its Euro Medium Term Note programme base prospectus published on 20 December 2017.

EARLY REDEMPTION OF NOTES

On 15 February 2018, AB InBev announced that it is exercising its option to redeem in full the entire outstanding principal amount of the 7.75% Notes due in 2019 on 19 March 2018. The total principal amount of the notes that will be retired is approximately 2.5 billion US dollar and the redemption of the notes will be financed with cash.

DEFERRED SHARE INSTRUMENT

On 1 March 2018, AB InBev announced that it will deliver 23 076 922 Ordinary Shares on 21 May 2018, that are due under deferred share instruments.

The deferred share entitlements had been issued by AB InBev in connection with the closing of the Grupo Modelo acquisition in June 2013. Under such entitlements, selected former Grupo Modelo shareholders committed upon tendering of their shares in Grupo Modelo, to invest 1.5 billion US dollar of their proceeds from the tender offer into ordinary shares of AB InBev, and acquired an aggregate of 23 076 922 ordinary shares, to be delivered within five years. The consideration for the acquisition of such ordinary shares was paid by such former Grupo Modelo shareholders to AB InBev on 5 June 2013.

The deferred share entitlements provided for the delivery of these ordinary shares no later than 5 June 2018. Such delivery obligation will be met through the use of part of AB InBev’s outstanding treasury shares.

36.	AB INBEV COMPANIES

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

ARGENTINA

CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.92

AUSTRALIA

FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
CUB PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD - Southbank Boulevard 77 - 3006 Southbank - Victoria	100.00

BELGIUM

AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 - Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 - Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00
INBEV BELGIUM S.P.R.L. - Industrielaan 21 - 1070 – Brussel	100.00

BOTSWANA

KGALAGADI BREWERIES (PTY) LTD - Plot 20768, Broadhurst industrial estate - Gaborone[1]	31.00

BOLIVIA

CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	61.92

BRAZIL

AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.92

CANADA

LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 - Toronto	61.92

CHILE

CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 - Quilicura	61.92

CHINA

ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	100.00
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	100.00
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	100.00
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	100.00

1 The group’s shares entitle the holder to twice the voting rights

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	100.00
NANCHANG ASIA BREWERY CO. LTD. - 183 West Sandian Road, Qing Yun Pu District - Nanchang City, Jiangxi Province	100.00
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	100.00
ANHEUSER-BUSCH INBEV BIG BOSS (JIANGSU) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	100.00
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	100.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	60.00
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	100.00

COLOMBIA

BOGOTA BEER COMPANY BBC S.A.S. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	97.22
BAVARIA S.A. S.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	99.14
AMBEV COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 - Bogota	97.22

CZECH REPUBLIC

PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00

DOMINICAN REPUBLIC

CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo[1]	34.06

ECUADOR

COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	97.22
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58

EL SALVADOR

INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00

FRANCE

AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00

GERMANY

BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 - Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 - Issum	100.00
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 - Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 - Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 - München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 - Bremen	100.00
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00

GHANA

ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 - Accra	60.00

GRAND DUCHY OF LUXEMBOURG

BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 - Diekirch	95.82

HONDURAS

CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.00

INDIA

CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00
SABMILLER INDIA LIMITED LTD. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	99.60

ITALY

ANHEUSER-BUSCH INBEV ITALIA SPA - Piazza Buffoni 3, 21013 Gallarate	100.00

MEXICO

CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Javier Barros Sierra 555 Piso 3 - Zedec Ed Plaza Santa Fe - 01210 Mexico City	100.00

1 55% owned by Ambev S.A

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

MOZAMBIQUE

CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 - Maputo[1]	49.00

THE NETHERLANDS

INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA - Breda	100.00
AB InBev Africa B.V.- Ceresstraat 1, 4811 CA – Breda	62.00
AB InBev Botswana B.V.- Ceresstraat 1, 4811 CA – Breda	62.00

NIGERIA

BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. - 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere - Lagos	50.00
INTERNATIONAL BREWERIES PLC - Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50

PANAMA

CERVECERÍA NACIONAL HOLDING SA - Costa del Este Business Park, torre Oeste Piso 2 - Ciudad de Panama	60.00

PARAGUAY

CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 - Ypané	61.92

PERU

COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65

RUSSIA

SUN INBEV - 28 Moscovskaya Street, Moscow region - 141607 - Klin	99.95

SOUTH AFRICA

SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 - Johannesburg	100.00
THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	91.55

SOUTH KOREA

ORIENTAL BREWERY CO., LTD - 151, Hyeondogongdan-ro, Seowon-gu Cheongju-si, Chungcheongbuk-do	100.00

SWITZERLAND

ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Turmstrasse 26 - 6300 – Zug	100.00

TANZANIA

KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - - Dar es Salaam[1]	36.00

UGANDA

NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.76

UKRAINE

SUN INBEV UKRAINE PJSC - 30-V Fizkultury Str., BC “Faringeit” 4th floor - 3068 - Kiev	98.34

UNITED KINGDOM

AB INBEV UK LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
PIONEER BREWING COMPANY LTD - Porter Tun House, 500 Capability Green - LU1 3LS - Luton	100.00
AB INBEV HOLDINGS LIMITED - AB INBEV HOUSE, CHURCH STREET WEST - GU21 6HT - WOKING, SURREY	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED- AB InBev House, Church Street West, Woking, Surrey, GU21 6HT	100.00

UNITED STATES

ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 - Wilmington	100.00

1 The company is consolidated due to the group’s majority shareholdings and ability to control the operations

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2017

URUGUAY

CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 - Montevideo	61.92

VIETNAM

ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	100.00

ZAMBIA

ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00

  LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

NAME AND REGISTERED OFFICE OF ASSOCIATES AND JOINT VENTURES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2016

FRANCE

SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 30 AV George V, 75008, Paris	20.00

GIBRALTAR

BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00

TURKEY

ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00

ZIMBABWE

DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00

Information to our shareholders

EARNINGS, DIVIDENDS, SHARE AND SHARE PRICE

	2017	2016	2015	2014	2013

Cash flow from operating activities (US dollar per share)	7.83	5.89	8.62	8.66	8.53
Normalized earnings per share (US dollar per share)	4.04	2.83	5.20	5.43	4.91
Dividend (euro per share)	3.60	3.60	3.60	3.00	2.05

Share price high (euro per share)	110.10	119.60	124.20	94.89	79.60
Share price low (euro per share)	92.88	92.13	87.73	69.14	63.44
Year-end share price (euro per share)	93.13	100.55	114.40	93.86	77.26

Weighted average number of ordinary and restricted shares (million shares)	1 971	1 717	1 638	1 634	1 617
Diluted weighted average number of ordinary and restricted shares (million shares)	2 010	1 755	1 668	1 665	1 650
Volume of shares traded (million shares)	349	445	449	397	423

INFORMATION ON THE AUDITORS’ ASSIGNMENTS AND RELATED FEES

AB InBev’s Statutory auditor is Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL, represented by Joel Brehmen, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees1 for 2017 in relation to services provided by Deloitte Bedrijfsrevisoren BV CVBA – Réviseurs d’Entreprises SC SCRL amounted to 3 202k US dollar (2016: 5 238k US dollar), which was composed of audit services for the annual financial statements of 1 979k US dollar (2016: 1 168k US dollar), tax services of 811k US dollar (2016: 2 809k US dollar) and audit related services of 412k US dollar (2016: 1 261k US dollar). Audit related services mainly relate to services incurred in connection with rights and bonds issuance, interim dividends and reports issued in connection to the SAB combination. Tax services mainly relate to services incurred in connection with expat services, all of which have been pre-approved by the company’s Audit Committee.

Fees for 2017 in relation to services provided by other offices in the Deloitte Touche Tohmatsu network amounted to 7 708k US dollar (2016: 10 677k US dollar), which was composed of audit services for the annual financial statements of 6 926k US dollar (2016: 6 282k US dollar), tax services of 782k US dollar (2016: 3 853k US dollar) and audit related services of 0k US dollar (2016: 541k US dollar), all of which have been pre-approved by the company’s Audit Committee.

FINANCIAL CALENDAR

Publication of 2017 results	01 March 2018
Annual report 2017 available on www.ab-inbev.com	01 March 2018
General shareholders meeting	25 April 2018
Dividend: ex-coupon date	30 April 2018
Publication of first quarter results	9 May 2018
Publication of half year results	26 July 2018
Publication of third quarter results	25 October 2018

INVESTOR RELATIONS CONTACT

Media	Investors
Marianne Amssoms	Henry Rudd
Tel: +1-212-573-9281	Tel: +1-212-503-1892
E-mail: marianne.amssoms@ab-inbev.com	E-mail: Henry.Rudd@ab-inbev.com

Aimee Baxter	Lauren Abbott
Tel: + 1-718-650-4003	Tel: +1-212-573-9287
E-mail: aimee.baxter@ab-inbev.com	E-mail: lauren.abbott@ab-inbev.com

Peter Dercon	Mariusz Jamka
Tel: + 32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: peter.dercon@ab-inbev.com	E-mail: mariusz.jamka@ab-inbev.com

1 Fees do not include audit and other fees of SAB companies which are audited by PricewaterhouseCoopers LLP.

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

On 11 November 2015, the boards of the former Anheuser-Busch InBev SA/NV (the “former AB InBev”) and SABMiller plc announced that they had reached an agreement on the terms of the proposed business combination between SABMiller plc and AB InBev (the “Combination”).

The Combination was implemented through a series of steps and completed on the 10th of October 2016. Pursuant to the final step of the Combination, the former AB InBev has merged into Newbelco SA/NV (“Newbelco”), with Newbelco being the surviving company. As a result of the merger, Newbelco has become the holding company for the combined former AB InBev and SABMiller groups and the former AB InBev was dissolved. All assets and liabilities of the former AB InBev have been transferred to Newbelco, and Newbelco has automatically been substituted for the former AB InBev in all its rights and obligations by operation of Belgian law. Immediately following the merger, Newbelco has been renamed Anheuser-Busch InBev SA/NV (hereinafter “AB InBev NV”).

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV per 31 December 2017.

The 2016 comparative figures of these Belgian GAAP financials are extracted from the the separate Belgian GAAP financial statements of AB InBev NV, the new holding company and surviving entity following the merger on 10 October 2016. AB InBev NV, previously named Newbelco NV/SA, was incorporated on 3 March 2016. The 2016 Belgian GAAP financials of AB InBev NV cover the period from 3 March 2016 to 31 December 2016.

The 2016 comparative figures are also extracted from the separate Belgian GAAP financials of the former AB InBev that merged into Newbelco and that was dissolved upon completion of the merger on 10 October 2016. The 2016 Belgian GAAP financials of former AB InBev cover the period from 1 January 2016 to 10 October 2016.

These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV (and before that former AB InBev) is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2017.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2017 are consistent, in all material respects, with the accounts from which they have been derived.

ABBREVIATED NON-CONSOLIDATED BALANCE SHEET

Million euro	AB InBev NV 31/12/2017	AB InBev NV (previously Newbelco) 31/12/2016	Former AB InBev 10/10/2016

ASSETS

Non-current assets
Intangible assets	561	688	700
Property, plant and equipment	37	50	89
Financial assets	104 008	120 492	129 631

	104 606	121 230	130 420

Current assets	67 977	71 757	77 884

Total assets	172 583	192 987	208 304

EQUITY AND LIABILITIES

Equity
Issued capital	1 239	1 239	1 239
Share premium	13 186	13 186	13 186
Legal reserve	124	124	124
Reserves not available for distribution	8 283	8 275	-
Reserves available for distribution	33 009	33 009	-
Profit carried forward	8 588	15 417	23 389

	64 429	71 250	37 938

Provisions and deferred taxes	106	121	135

Non-current liabilities	85 587	83 653	84 375

Current liabilities	22 461	37 963	85 856

Total equity and liabilities	172 583	192 987	208 304

ABBREVIATED NON-CONSOLIDATED INCOME STATEMENT

Million euro	2017	31/12/2016	10/10/2016

Operating income	2 169	420	1 126
Operating expenses	(1 308)	(509)	(862)

Operating result	861	(89)	264

Financial result	(734)	(691)	6 510

Result for the year available for appropriation	127	(779)	6 774

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

COPEC

Colombia, Peru and Ecuador.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Weighted average number of ordinary and restricted shares, adjusted by the effect of dilutive share options and restricted stock units.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EMEA

Europe and Africa.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

FTE’S

Full-time employees on a permanent or temporary basis, excluding outsourced personnel.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and profit from discontinued operations. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT

Profit adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SG&A AND SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Sales, marketing, distribution and administrative expenses

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.